

Offering Statement for Arco Technologies Inc. ("Arco Technologies")

Arco Technologies Inc. ("Arco Technologies," the "Company," "we," or "us"), a Delaware C-Corp incorporated on January 4, 2022, is holding the following offering:

Arco Technologies Inc. is offering securities in the form of Equity which provides investors the right to Class B Common Stock (Non-Voting) in the Company if the investor's total investment in Arco Technologies through this Regulation Crowdfunding offering is less than $50,000.00 or Class A Common Stock (Voting) in the Company if the investor's total investment in Arco Technologies through this Regulation Crowdfunding offering is greater than or equal to $50,000.00.

Target Offering: $9,994.00 | 1,315 Securities
Maximum Offering Amount: $4,999,994.4 | 657,894 Securities
Share Price: $7.60
Type of Offering: Equity
Type of Security: Class A Common Stock (Voting) or Class B Common Stock (Non-Voting), depending on total investment amount through this Regulation Crowdfunding offering as described below.
Offering Deadline: April 25, 2024
Minimum Investment: $266

Investors that invest less than $50,000 in total through this Regulation Crowdfunding offering will receive Class B Common Stock (non-voting). Investors that invest $50,000 or more through this Regulation Crowdfunding offering will receive Class A Common Stock (voting).

Bonus:

Investments of $1 Million or more will receive 100% bonus shares. For example, an investment of $1,140,000 would result in the purchase of 150,000 shares. With the bonus, investors are given an additional 150,000 shares for a total of 300,000 shares in return for the investment of $1,140,000.

The Minimum Individual Purchase Amount accepted under this Regulation CF Offering is $266. The Company must reach its Target Offering Amount of $9,994.00 by April 25, 2024 (the "Offering Deadline"). Unless the Company raises at least the Target Offering Amount of $9,994.00 under the Regulation CF offering by the Offering Deadline, no securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned.

This document is generated by PicMii Crowdfunding LLC ("PicMii"), which is not a registered broker-dealer. PicMii does not give investment advice, endorsement, analysis or recommendations with respect to any securities. All securities listed here are being offered by, and all information included in this document are the responsibility of, the applicable issuer of such securities. PicMii has not taken any steps to verify the adequacy, accuracy or completeness of any information. Neither PicMii nor any of its officers, directors, agents or employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy or completeness of any information in this document or the use of information in this document.

All regulation CF offerings are conducted through PicMii Crowdfunding LLC, a FINRA/SEC registered funding-portal. For inquiries related to Regulation CF securities, contact PicMii Crowdfunding LLC:

Chandler Kline: chandler.kline@picmiicrowdfunding.com

PicMii does not make investment recommendations and no communication through this website or in any other medium should be construed as a recommendation for any security offered on or off this investment platform. Equity crowdfunding investments in private placements, Regulation A, D and CF offerings, and start-up investments in particular are speculative and involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest in start-ups. Companies seeking startup investments through equity crowdfunding tend to be in earlier stages of development and their business model, products and services may not yet be fully developed, operational or tested in the public marketplace. There is no guarantee that the stated valuation and other terms are accurate or in agreement with the market or industry valuations. Additionally, investors may receive illiquid and/or restricted stock that may be subject to holding period requirements and/or liquidity concerns. In the most sensible investment strategy for start-up investing, start-ups should only be part of your overall investment portfolio. Further, the start-up portion of your portfolio may include a balanced portfolio of different start-ups. Investments in startups are highly illiquid and those investors who cannot hold an investment for the long term (at least 5-7 years) should not invest.

Cautionary Note Concerning Forward-Looking Statements

This Form C and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely," and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C or any documents incorporated by reference herein is accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward- looking statements for any reason after the date of this Form C or to conform these statements to actual results or to changes in our expectations.

About This Form C

In making an investment decision, investors must rely on their own examination of the Company and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN OUR COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN OUR COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C TITLED "RISK FACTORS".

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. YOU SHOULD BE AWARE THAT YOU WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

YOU ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE COMPANY, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF YOU LIVE OUTSIDE THE UNITED STATES, IT IS YOUR RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION

OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. WE RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

NOTICE REGARDING THE ESCROW AGENT

ENTERPRISE BANK AND TRUST, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Bad Actor Disclosure

The Company is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

Ongoing Reporting

Following the first sale of the Securities, the Company will file a report electronically with the Securities and Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website as

https://www.arco.tech/

The Company must continue to comply with the ongoing reporting requirements until:

1. the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
2. the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
3. the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
4. the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
5. the Company liquidates or dissolves its business in accordance with applicable state law.

The Company

1. What is the name of the issuer?

Arco Technologies Inc.

444 Sommerville Ave, Sommerville, MA USA 01143

Eligibility

2. The following are true for Arco Technologies Inc.:

1. Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
2. Not Subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
3. Not an investment company registered or required to be registered under the Investment Company Act of 1940.
4. Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer Format).
5. Has filed with the Commission and provided investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
6. Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?
No.

Directors, Officers and Promoters of the Company

4. The following individuals (or entities) represent the company as a director, officer or promoter of the offering:

Employee Name and Title

Angelo D'Anzi - President & Director

Employee Background

Angelo is an Italian entrepreneur co-founder of Arco Technologies Inc, and Storen Technologies inc. Past founder of Arcotronics Fuel Cells (Arcotronics Nissei Group now Kemet Group NYSE: KEM).With more than 23 years' experience in the fuel cell and electrolyzer development, Angelo holds 18 WIPO patents in Vanadium Flow Batteries and Fuel Cells. Angelo has a mechanical engineering background and holds an MBA degree from the LUISS Business School in Rome.

3-Year Work History

Position: President and Director
Employer: Arco Technologies, Inc. (primary position)
Dates: 2022 – Present

Position: President and CTO
Employer: Storen technologies Inc
Dates: August 2016 – Present

Employee Name and Title

David Zabetakis - CEO & Director

Employee Background

36 years in the energy and industrial infrastructure industries. He has been President and CEO for over 20 years and has served on Boards for 12 years. David's background is focused on transformation, business modeling and go-to-market strategy, new technologies, M&A, manufacturing. David has led private and public companies including Pepco Energy, Tesmec

International, Doble Engineering, TechPro, Cascadia Technologies, and GeoDigital International. Over the last decade David has worked in wind, BESS, and hydrogen spaces. David has an MBA and served in the Tactical Air Command of the USAF.

3-Year Work History

Position: CEO
Employer: Arco Technologies, Inc. (primary position)
Date: 2022 – Present

Position: Entrepreneur in Residence
Employer: U.S. Department of Energy (DOE)
Date: Jun 2023 – Present

Position: Executive Advisor
Employer: LEAD3R
Date: Oct 2023 – Present

Position: Member, Board Of Advisors
Employer: HEXACODE Solutions
Date: 2022 – Present

Position: Member, Board Of Advisors
Employer: CASCADIA ENERGY TECHNOLOGIES, LLC
Date: 2020 – Present

Employee Name and Title

Andrea Raggi - COO & Director

Employee Background

MD in Mechanical engineering at University of Pisa, Executive Master in entrepreneurship at Carnegie Mellon University – Doha Campus, Executive Master in International Business Leadership at University of Genova.Andrea has a background spanning from automotive industry to redox flow batteries to composite material and electronic systems for defense and marine applications.He has been part of Arco Scientific Advisory Board from 2020 to 2022.He has 20 years of experience in:tart-ups Sales and business development Project management

3-Year Work History

Position: COO & Director
Employer: Arco Technologies, Inc. (primary position)
Date: 2022 – Present

Position: CEO
Employee: SEMS Srl - Seanet Europe Marine Systems
Date: Ape 2020 – Present

Employee Name and Title

John Davis - CSO & Director

Employee Background

John has over 28 years executive level experience in company management, sales and business development. Over the course of the last 20 years, John has worked with a number of flow battery and fuel cell companies including,, RedFlow LTD, Deeya Energy, VRB Power, ReliON Fuel Cells and. John was also instrumental in the standardization of hydrogen fuel cells used as stationary backup power at many telecom sites in the US and the Caribbean. John has a strong engineering background with a B.S. in Electrical and Computer Engineering from Clemson.

3-Year Work History

Position: CEO
Employer: Storen Technologies Inc (primary position)
Date: April 2020 – Present

Position: Business Development Director
Employer: Storen Technologies Inc
Date: July 2021 – Present

Position: CSO
Employer: Arco Technologies Inc
Date: Jan 2023 – Present

Employee Name and Title

Davide Biggi - Treasurer

Employee Background

Davide has a long 15 years of experience in corporate finance and treasury management. He has served as CFO and accounting for a multinational group in the naval field in USA and Europe. In his career Davide cover the role of independent financial analyst. In the last 5 years has held the role of CFO in two medium sized companies in the field of Marine and Energy.

Davide also is work in numerous successful M&A Deals Davide is graduated with honors from the University of Pisa in Corporate Finance and Financial Markets.

3-Year Work History

Position: CFO
Employer: Storen Technologies Inc (primary position)
Date: June 2022 – Present

Position: CFO
Employer: Seanet Group
Date: February 2015 – Present

Position: Treasurer
Employer: Arco Technologies Inc
Date: Jan 2023 – Present

Employee Name and Title

Jessica Ann Ziperson – CMO

Employee Background

Jessica has 15+ years experience in media and marketing, bringing a proven knowledge of creative strategy, communication, and management with an emphasis on high-quality content across all platforms ranging from start-ups to global brands. A world-class creative, Jessica has pioneered new content initiatives at top brands like Bitcoin, Sirius XM Radio, Google, Adobe, Getty Images, and NFT Genius. She spoke at conventions for Google in New York City, SXSW in Austin, and at the Content Marketing Conference in Las Vegas. She is passionate about implementing comprehensive content plans to help drive brand awareness. She has a B.A. from American University and an M.A. from Johns Hopkins University.

3-Year Work History

Position: Founder and Creative Director
Employer: jam
Date: January 2012 – Present

Position: CMO (primary position)
Employer: Arco Technologies Inc
Date: Jan 2023 – Present

Principal Security Holders

5. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power. To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control - as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

Principal Security Holder Name

Arco FC s.r.l

Securities

10.000.000

Security Class

Class A Voting Shares

Voting Power

96.9%

Business and Anticipated Business Plan

6. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

Business Background:

Arco Technologies Inc develops and produces PEM fuel cells and AEM electrolyzers. Based on a broad know-how acquired over twenty years of experience and a unique design philosophy, Arco leads the global market in the Low Carbon transition.

DIRECTLINK™ is our patented electric transportation powering device which integrates PEM fuel cells and Li-ion batteries in a technologically synergic structure. This patent allows us a 15% increase in energy efficiency compared to the best fuel cell systems while costing 20% less. Furthermore, our technology integrates HYDROREC™, an additional patent that allows 100% of the fuel to be used, minimizing energy waste. Arco also supports a system integrator with a top-notch H2 propulsion design in the aerospace and mobile power industries.

Arco is focused on the de-carbonization of heavy transportation, availability of large volume & low-cost green hydrogen. We choose simplicity in design. Our patents consist of simple yet effective architectures that lead to significant cost reduction. Over 20 years of experience and competitive technology applicable in many fields. Deep knowledge in the market and sectors of material handling, heavy duty applications and fuel cell production process chemistry.

Business Model:

Value Proposition: Arco Technologies Inc. is dedicated to propelling the commercial transport, trucking, work vehicles, material handling, and marine sectors into a sustainable future. Our robust fuel cell and electrolyzer systems offer a green alternative to traditional power sources, significantly reducing carbon emissions, enhancing energy efficiency, and cutting operational costs across these diverse industries.

Customer Segments: Our comprehensive customer base spans several key industries:

- Commercial Transport Operators: Including buses, coaches, and other passenger transport services.
- Trucking and Logistics Companies: Focused on long-haul and heavy-duty transportation solutions.
- Work Vehicle Manufacturers: Covering construction, agriculture, and industrial vehicle providers.
- Material Handling Businesses: Such as those utilizing forklifts and warehouse vehicles.
- Maritime Operators and Boat Manufacturers: Ranging from cargo ships and ferries to recreational boats, all seeking sustainable propulsion systems.

Channels: Our products and services reach our customers through:

- Direct Sales Force: Industry-savvy sales teams that understand the specific challenges and requirements of each sector.
- Strategic Industry Partnerships: Collaborations with manufacturers and industry leaders to co-develop and integrate our technologies.
- Trade Shows and Industry Conferences: Participation in major industry events for networking and showcasing our innovations.
- Online Marketing and Sales Platforms: Leveraging digital channels to reach a broader audience and generate leads.
- Customer Relationships: We maintain strong customer relationships through:
- Customized Energy Solutions: Tailoring our products to meet the unique needs of each industry we serve.
- Comprehensive Support Services: Offering full lifecycle support from installation to maintenance and repair.
- Client Engagement Programs: Conducting industry-specific workshops, training, and feedback sessions.

Revenue Streams: Our revenue is generated through multiple streams:

- Product Sales: Direct sales of fuel cell systems and electrolyzers to businesses in our target industries.
- Service and Maintenance Contracts: Providing ongoing support to ensure the longevity and efficiency of our systems.
- Consulting and Customization Services: Offering expertise in system integration and customized design solutions.
- Technology Licensing: Licensing our patented technologies to other manufacturers and industry players.

Cost Structure: Our costs are allocated to:

- Research and Development: Continuous innovation to meet the demands of each industry and maintain technological leadership.
- Manufacturing and Production: Costs associated with producing high-quality, industry-specific systems.
- Industry-Specific Marketing: Targeted marketing efforts to effectively reach each segment.
- Operational Expenses: Day-to-day expenses for running the business efficiently.

Key Activities:

- Specialized Manufacturing: Designing and producing systems that meet the rigorous demands of each industry.
- Market Education and Adaptation: Educating potential clients on the benefits of our technology and adapting our offerings to market needs.
- Regulatory Compliance: Ensuring all products meet industry-specific regulations and standards.

Key Resources:

- Patented Technologies: Our portfolio of advanced fuel cell and electrolyzer technologies.
- Expert Team: Our skilled professionals with deep industry knowledge and technical expertise.
- Manufacturing Facilities: Our state-of-the-art production capabilities tailored to industry specifications.

Key Partnerships:

- Supply Chain Allies: Reliable suppliers and distributors essential for our operations.
- Industry Associations: Collaborations with industry bodies to stay abreast of trends and regulations.
- Technical and Regulatory Advisors: Experts who guide us through industry-specific compliance and innovation.

By integrating our value proposition across these diverse markets, Arco Technologies Inc. is not just a product manufacturer but a strategic partner for businesses aiming to lead in sustainability and efficiency. Our commitment to innovation, customer satisfaction, and environmental stewardship positions us as a catalyst for the global transition to clean energy.

Risk Factors

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C. In addition to the risks specified below, the Company is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters. The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early-stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Global crises such as COVID-19 can have a significant effect on our business operations and revenue projections.

There is an ongoing outbreak of a novel and highly contagious form of coronavirus ("COVID-19"), which the World Health Organization declared a global pandemic on March 11, 2020. The outbreak of COVID-19 has caused a worldwide public health emergency with a substantial number of hospitalizations and deaths and has significantly adversely impacted global commercial activity and contributed to both volatility and material declines in equity and debt markets. The global impact of the outbreak is rapidly evolving, and many national, state, and local governments have reacted by instituting mandatory or voluntary quarantines, travel prohibitions and restrictions, closures or reductions of offices, businesses, schools, retail stores, restaurants, and other public venues and/or cancellations, suspensions and/or postponements of certain events and activities, including certain non-essential government and regulatory activities. Businesses are also implementing their own precautionary measures, such as voluntary closures, temporary or permanent reductions in work force, remote working arrangements and emergency contingency plans.

Such measures, as well as the general uncertainty surrounding the dangers, duration, and impact of COVID-19, are creating significant disruption to supply chains and economic activity, impacting consumer confidence and contributing to significant market losses, including by having particularly adverse impacts on transportation, hospitality, healthcare, tourism, sports, entertainment and other industries dependent upon physical presence. Technological infrastructure has, and will likely continue to be, strained for so long as mandatory or voluntary quarantines are instituted, which will change, and potentially disrupt, the operations of the Company. As COVID-19 continues to spread, potential additional adverse impacts, including a global, regional or other economic recession of indeterminate duration, are increasingly likely and difficult to assess and, if the spread of COVID-19 is prolonged, it could adversely affect many economies, global financial markets and the Company even after COVID- 19 is contained.

The extent of the impact of COVID-19 on the Company's operational and financial performance will depend on many factors, all of which are highly uncertain and cannot be predicted. Those factors include the duration and scope of the resulting public health emergency; the extent of any related restrictions implemented; the impact of such public health emergency on overall supply and demand, goods and services, investor liquidity, consumer confidence and levels of economic activity; and the extent of its disruption to important global, regional and local supply chains and economic markets. The effects of the COVID-19 pandemic may materially and adversely impact the value, performance and liquidity of the Company.

In addition, COVID-19 and the resulting changes to global businesses and economies likely will adversely impact the business and operations of the Company and therefore the business and operations of the Company. Certain businesses and activities may be temporarily or permanently halted as a result of government or other quarantine measures, voluntary and precautionary restrictions on travel or meetings and other factors, including the potential adverse impact of COVID-19 on the health of key personnel.

Regulatory changes and uncertainties.

The Company operates in a highly regulated industry subject to substantial change. In addition, both its labor and customer base are licensed and regulated by local, state, and federal governments. Policies may be changed for several reasons including, but not limited to economic conditions, public safety, socio-political factors, and such. As policy changes are made by regulators, there is no guarantee that the company will be able to provide services in its current form, which may place a substantial hardship on operations, causing an Investor to lose all or a portion of their investment.

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations may require a significant pivot in strategy and execution, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenue, as well as the inherent business risks associated with our Company and present and future market conditions.

The Company's success depends on the experience and skill of its manager and other key personnel.

In particular, we are dependent on our managers. The loss of the Managers, the Principals or any other key personnel could harm the Company's business, financial condition, cash flow and performance. Accordingly, you should not invest in the Company unless you are willing to entrust all aspects of the management of the Company and the investment decisions we make on the behalf of the Company.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non- competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success and will be critical to our success as we form and advise new markets. Any incident that erodes confidence in our brand could significantly reduce the Company's value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correct.

Risks Related to the Offering

The U.S. Securities and exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered Offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.

Unless the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the use of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Company has the right to limit individual Investor commitment amounts based on the Company's determination of an Investor's sophistication.

The Company may prevent any Investor from committing more than a certain amount in this Offering based on the Company's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering Deadline.

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you.

The Company may also end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering â€" it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Company has the right to conduct multiple closings during the Offering.

If the Company meets certain terms and conditions, an intermediate close of the Offering can occur, which will allow the Company to draw down on half of the proceeds committed and captured in the Offering during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

Risks Related to the Securities

The Securities will not be freely tradable under the Securities Act until one year from the initial purchase date. Although the securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

Although Investors will have no right to voluntarily withdraw capital from the Company or withdraw their Securities, in certain circumstances they may be forced to withdraw from the Company.

An Investor may be forced to withdraw from the Company if the Company reasonably determines that it is necessary or desirable to do so in order to comply with applicable law or regulations, or to avoid a material adverse effect on the Company or the other holders of securities in the Company.

Investors will have no right to control the Company's operations.

The Investors will have no opportunity to control the day-to-day operations of the Company, including, without limitation, the investment and disposition decisions of the Portfolio Companies. In order to safeguard your limited liability for the liabilities and obligations of the Company, you must rely entirely on the Manager and Principals to conduct and manage the business affairs of the Company

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

The Company may never undergo a liquidity event and Investors may have to hold the Securities indefinitely.

The Company may never undergo a liquidity event such as a repurchase of the Securities by the Company, a sale of the Company or an initial public or coin offering. If a liquidity event does not occur, Investors could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities have no voting rights or ability to direct the Company or its actions.

The Securities may be significantly diluted as a consequence of subsequent equity financings.

The Company's equity securities will be subject to dilution. The Company may issue additional equity to third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of the Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the Investor's economic interests in the Company. The amount of additional financing needed by the Company will depend upon several contingencies not foreseen at the time of this Offering. Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds received in any additional financing are not sufficient to meet the Company's needs, the Company may have to raise additional capital at a price unfavorable to their existing investors, including the holders of the Securities. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Securities.

The Securities may be substantially different from other equity securities offered or issued by the Company.

The Securities may be materially different from the other equity securities of the Company in many ways, including, but not limited to, liquidation preferences, dividend rights, or anti-dilution protection. The Securities may not provide the holders of such Securities with the same rights, preferences, protections, and other benefits or privileges provided to other investors of the Company.

In the event of the dissolution or bankruptcy of the Company, Investors will not be treated as debt holders and therefore are unlikely to recover any proceeds.

In the event of the dissolution or bankruptcy of the Company, the holders of the Securities will be entitled to distributions as described in the Securities. This means that such holders will only receive distributions once all of the creditors and more senior security holders, including any holders of preferred membership interests, have been paid in full. Neither holders of the

Securities can be guaranteed any proceeds in the event of the dissolution or bankruptcy of the Company.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

The Offering

Minimum Amount of the Securities Offered	1,315
Total Amount of the Securities Outstanding After Offering (if Target Offering Amount Met)	10,001,315
Maximum Amount of the Securities Offered	657,894
Total Amount of the Securities Outstanding after Offering (if Maximum Offering Amount is Met)	10,657,894
Price Per Security	7.60
Minimum Individual Purchase Amount	$266
Offering Deadline	April 25, 2024
Use of Proceeds	See Question 8
Voting Power	See Question 13

*The Company reserves the right to amend the Minimum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts to Investors participating in such programs without notice.

Arco Technologies Inc. ("Company") is offering securities under Regulation CF, through PicMii Crowdfunding LLC ("PicMii"). PicMii is a FINRA/SEC registered funding portal and will receive cash compensation equal to 5.15% of the value of the securities sold through Regulation CF. Investments made under Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest.

The Company plans to raise between $9,994 and $4,999,994.4 through an offering under Regulation CF. Specifically, if we reach the Minimum Raise Amount of $9,994, we may conduct the first of multiple or rolling closings of the offering early if we provide notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have not yet to be closed.

In the event The Company fails to reach the minimum offering amount of $9,994, any investments made under the offering will be cancelled and the investment funds will be returned to the investor.

7. What is the purpose of this offering?
If the maximum offering amount is raised, our anticipated use of proceeds is as follows in Question 8.

8. How does the issuer intend to use the proceeds of this offering?
Add rows as necessary to account for all ways you intend to use the proceeds of this offering.

	% of Capital if Target Offering Amount Raised	Amount if Target Offering Amount Raised	% of Capital if Maximum Offering Amount Raised	Amount if Maximum Offering Amount Raised
PicMii Portal Fee	5.15%	$514.69	5.15%	$257,499.71
R&D	10.35%	$1,034.38	10.35%	$517,499.42
Marketing	19.50%	$1,948.83	19.50%	$947,998.91
Industrialization & Certifications	30%	2,998.2	30%	$1,499,998.32
Working Capital	10%	999.4	10%	$499,999.44
Salaries	25%	2,498.5	25%	$1,249,998.6
Total	100%	$9,994	100%	$4,999,994.4

*We reserve the right to change the above use of proceeds if management believes it is in the best interest of the Company.

9. How will the issuer complete the transaction and deliver securities to the investors?

Transfer Agent - In entering into an agreement on PicMii Crowdfunding's Funding Portal to purchase securities, both investors and the Company must agree that a transfer agent, which keeps records of our outstanding Common Stock (the "Securities"), will issue digital Securities in the investors name (a paper certificate will not be printed) or that the Company is capable of maintaining investment records on their own. In this case, the company will be utilizing a transfer agent.

10. How can an investor cancel an investment commitment?

You may cancel an investment commitment for any reason until 48 hours prior to the deadline identified in the offering PicMii will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). PicMii Crowdfunding will notify investors when the target offering amount has been met. If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment. If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled, and the committed funds will be returned.

11. Can the company perform multiple closings or rolling closings for the offering?

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Thereafter, we may conduct additional closings until the offering deadline. We will issue Securities in connection with each closing. Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

Ownership and Capital Structure

The Offering

12. Describe the terms of the securities being offered.

Arco Technologies Inc. is offering securities in the form of Equity which provides investors the right to Class B Common Stock (Non-Voting) in the Company if the investor's total investment in Arco Technologies through this Regulation Crowdfunding offering is less than $50,000.00 or Class A Common Stock (Voting) in the Company if the investor's total investment in Arco Technologies through this Regulation Crowdfunding offering is greater than or equal to $50,000.00.

Target Offering: $9,994.00 | 1,315 Securities
Maximum Offering Amount: $4,999,994.4 | 657,894 Securities
Share Price: $7.60
Type of Offering: Equity
Type of Security: Class A Common Stock (Voting) or Class B Common Stock (Non-Voting), depending on total investment amount through this Regulation Crowdfunding offering as described below.
Offering Deadline: April 25, 2024
Minimum Investment: $266

Investors that invest less than $50,000 in total through this Regulation Crowdfunding offering will receive Class B Common Stock (non-voting). Investors that invest $50,000 or more through this Regulation Crowdfunding offering will receive Class A Common Stock (voting).

Bonus:

Investments of $1 Million or more will receive 100% bonus shares. For example, an investment of $1,140,000 would result in the purchase of 150,000 shares. With the bonus, investors are given an additional 150,000 shares for a total of 300,000 shares in return for the investment of $1,140,000.

The Minimum Individual Purchase Amount accepted under this Regulation CF Offering is $266. The Company must reach its Target Offering Amount of $9,994.00 by April 25, 2024 (the "Offering Deadline"). Unless the Company raises at least the Target Offering Amount of $9,994.00 under the Regulation CF offering by the Offering Deadline, no securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned.

13. Do the securities offered have voting rights? Voting Rights and Proxy:

Investors that invest less than $50,000 total in this Regulation Crowdfunding offering will receive Class B (Non-Voting) Common Stock. Investors that invest $50,000 or more total in this Regulation Crowdfunding offering will receive Class A (Voting) Common Stock.

The holders of the Class A Common Stock (the "Class A Stockholders") shall be entitled to cast (1) vote per share of Class A Common Stock on all matters coming before a vote of the stockholders. The Class B Common Stock shall be non-voting stock, and the holders of Class B Common Stock (the "Class B Stockholders") shall not be entitled to receive notice of or attend meetings of the stockholders, or cast votes on matters coming before a vote of the stockholders, except as required by applicable law.

14. Are there any limitations on any voting or other rights identified above?

See Question 13.

15. How may the terms of the securities being offered be modified?
We may choose to modify the terms of the securities before the offering is completed. However, if the terms are modified, and we deem it to be a material change, we need to contact you and you will be given the opportunity to reconfirm your investment. Your reconfirmation must be completed within five business days of receipt of the notice of a material change, and if you do not reconfirm, your investment will be cancelled and your money will be returned to you.

Restrictions on Transfer of the Securities Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;
- to an accredited investor;
- as part of an offering registered with the U.S. Securities and Exchange Commission; or to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.
- The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes

within any of such categories, at the time of the sale of the securities to that person. The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

16. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Amount Authorized	Amount Outstanding	Reserved Options	Convertible Note/SAFEs	Voting Rights
Class A Common Stock	19,000,000	10,000,000	187,500	N/A	Yes
Class B Common Stock	81,000,000	0	137,500	N/A	No

Options, Warrants and Other Rights

17. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of securities?

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the company)

18. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?

The holders of the Class A Common Stock (the "Class A Stockholders") shall be entitled to cast (1) vote per share of Class A Common Stock on all matters coming before a vote of the stockholders. The Class B Common Stock shall be non-voting stock, and the holders of

Class B Common Stock (the "Class B Stockholders") shall not be entitled to receive notice of or attend meetings of the stockholders, or cast votes on matters coming before a vote of the stockholders, except as required by applicable law.

19. How could the exercise of rights held by the principal owners identified in Question 5 above affect the purchasers of Securities being offered?

The holder of a majority of the voting rights in the company may make decisions with which you disagree, or that negatively affect the value of your investment in the company, and you will have no recourse to change those decisions. Your interests may conflict with the interests of other investors, and there is no guarantee that the company will develop in a way that is advantageous to you. For example, the majority shareholder may decide to issue additional shares to new investors, sell convertible debt instruments with beneficial conversion features, or make decisions that affect the tax treatment of the company in ways that may be unfavorable to you. Based on the risks described above, you may lose all or part of your investment in the securities that you purchase, and you may never see positive returns.

20. How are the securities being offered valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The securities being offered are valued at the issuer's discretion. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the company. When the company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares than earlier investors did for theirs.

There are several ways to value a company, and none of them is perfect and all of them involve a certain degree of guesswork. Any of these methods, plus others, may be used to determine valuation in the future:

Liquidation Value - The amount for which the assets of the company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g., the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets.

Book Value - This is based on analysis of the company's financial statements, usually looking at the company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e., what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically, liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the company) may value the company differently. They may use a different valuation method, or different assumptions about the company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the company at a lower price than the initial investors did. If this happens, the value of the investment would go down.

21. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

The company's Articles of Incorporation or Bylaws can be amended by the holders of a majority of the issued and outstanding shares of the Company. As minority owners, the crowdfunding investors are subject to the decisions made by the majority owners. The issued and outstanding shares of common stock give management voting control of the company. As a minority owner, you may be outvoted on issues that impact your investment, such as, among other things: (a) the liquidation, dissolution or winding up of the company, or effecting any merger or consolidation; (b) amendment of any provision of the Certificate of Incorporation or Bylaws; (c) creation and issuance of other securities having rights, preferences or privileges senior to the common stock sold to the crowdfunding investors, or increasing the authorized number of shares of stock of the company; or (d) creation of any debt security.

22. What are the risks to purchasers associated with corporate actions including:

1. Additional issuances of securities
2. Issuer repurchases of securities
3. A sale of the issuer or of assets of the issuer
4. Transactions with related parties

The authorization and issuance of additional shares of the company's common stock will dilute the ownership of the crowdfunding investors. As a result, if the company achieves profitable operations in the future, its net income per share will be reduced because of dilution, and the market price of the company's common stock, if there is a market price, could decline as a result of the additional issuances of securities. If the company repurchases securities, so that the above risk is mitigated, and there are fewer shares of common stock outstanding, the company may not have enough cash available for marketing expenses, growth, or operating expenses to reach our goals. If we do not have enough cash to operate and grow, we anticipate the market price of our securities would decline. A sale of the company or of all of the assets of the company may result in an entire loss of your investment. We cannot predict the market value of the company or its assets, and the proceeds of a sale may not be cash, but instead, unmarketable securities, or an assumption of liabilities. It is unlikely that in the near term, a sale would result in a premium that is significant enough over book value to generate a return to our investors. We may need to negotiate with a related party for additional capital. No assurance can be given that such funds will be available or, if available, will be on commercially reasonable terms satisfactory to us. Even if such financing is available, it may be on terms that are materially adverse to your interests with respect to dilution of book value, dividend preferences, liquidation preferences, or other terms.

23. Describe the material terms of any indebtedness of the issuer:

Creditor(s)	Amount Outstanding	Interest Rate	Maturity Date
Deferred Salaries	$271,746,58	N/A	N/A
Storen Technologies Loan	$200.274,36	N/A	January 1, 2025
Intragroup Loan	$318,191.16	N/A	July 2024

24. What other exempt offerings has the Company conducted within the past three years?

N/A

25. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. **Any director or officer of the issuer;**
2. **Any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;**
3. **If the issuer was incorporated or organized within the past three years, any promoter of the issuer; or**
4. **Any immediate family members of any of the foregoing persons.**

   N/A

Financial Condition of the Issuer

26. Does the issuer have an operating history?

Arco Technologies Inc. has its roots in a visionary group of Italian engineers from Motor Valley, boasting two decades of invaluable experience in their field. Recognizing the United States as an optimal environment for technological innovation and development, these engineers decided to establish their business there.

The pivotal moment in Arco's history occurred with the full acquisition of Arco Technologies Italy. This strategic move involved the transfer of all assets, ongoing projects, intellectual property, customer relationships, and financial resources to the United States. This transfer enabled Arco to invest substantially in its American team, with the primary objective of swiftly transitioning into the manufacturing phase and bringing its innovative technologies to market.

27. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Arco Technologies Inc. is now embarking on its journey of serving customers with cutting-edge products and comprehensive engineering support. In Q3 2023, the company achieved a noteworthy turnover of $474,980 and currently holds a robust backlog of $468,615 awaiting invoicing. This favorable scenario firmly ensures the company's continued operation and financial stability.

As of November 2023, the company maintains strong liquidity with approximately $150,000 in cash reserves. This liquidity position underscores our financial resilience and readiness to seize emerging opportunities.

It's worth noting that our business performance has evolved significantly since our move to the United States:
- In 2020, our turnover was € 900,186.
- In 2021, it amounted to € 439,950.
- In 2022, we achieved a turnover of $ 173,114.
- In 2023, our Q3 turnover reached $ 474,980.
-

These numbers reflect our dedication to growth and innovation as we continue to make strides in the industry.

28. Include the financial information specified by regulation, covering the two most recently completed fiscal years or the period(s) since inception if shorter.
See Exhibit A

29. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter

connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

1. Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:
   i. In connection with the purchase or sale of securities?
   ii. Involving the making of any false filing with the commission?
   iii. Arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment advisor, funding portal or paid solicitor of purchasers of securities?
2. Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:
   i. In connection with the purchase or sale of any security?
   ii. Involving the making of any false filing with the Commission?
   iii. Arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment advisor, funding portal or paid solicitor of purchasers of securities?
3. Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:
   i. At the time of the filing this offering statement bars the person from:
      1. Association with an entity regulated by such commission, authority, agency or officer?
      2. Engaging in business of securities, insurance, or banking?
      3. Engaging in savings association or credit union activities?

   ii. constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement?

4. Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:
   i. Suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment advisor or funding portal?

ii. Places limitations on the activities, functions or operations of such person?
iii. Bars such person from being associated with any entity or from participating in the offering of any penny stock?

5. Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:
i. Any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisors Act of 1940 or any other rule or regulation thereunder?
ii. Section 5 of the Securities Act?

6. Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?

7. Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?

8. Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

Arco Technologies Inc. answers 'NO' to all of the above questions.

Other Material Information

30. In addition to the information expressly required to be included in this Form, include: any other material information presented to investors; and such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading. The following documents are being submitted as part of this offering:

Financials: See Exhibit A

Offering Page: See Exhibit B

Subscription Agreement: See Exhibit C

Articles of Incorporation: Exhibit D

Bylaws: Exhibit E

Exhibit A

Financial Statements I hereby certify that the financial statements provided for Arco Technologies Inc. and notes thereto for the periods provided included in this Form C Offering Statement are true and complete in all material aspects and that the information below reflects accurately the information stated on our Federal Income Tax Returns for this time period.

In WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the date signed.

/s/ Angelo Arco

December 14, 2023

CONSOLIDATED FINANCIAL STATEMENTS

Arco Technologies Inc. and Subsidiaries
(A Wholly Owned Subsidiary of Arco Fuel Cells S.r.l.)
Period Ended 31 December, 2022
With Report of Independent Auditors

Giovanni Iammarrone CPA, LLC

Arco Technologies Inc. and Subsidiaries
(A Wholly Owned Subsidiary of Arco Fuel Cells S.r.l.)
Financial Statements
Period Ended December 31, 2022

Contents

Independent Auditor's Report

To the Board of Directors and Stockholder

of Arco Technologies Inc. and Subsidiaries

Qualified Opinion

We have audited the accompanying consolidated financial statements of Arco Technologies Inc. and Subsidiaries (a Delaware corporation), which comprise the consolidated balance sheet as of December 31, 2022, and the related consolidated statement of comprehensive income, consolidated statement of changes in stockholder's equity, and cash flows for the period from January 4, 2022 (inception) through December 31, 2022, and the related notes to the consolidated financial statements.

In our opinion, expect for the possible effects of the matter described in the Basis for Qualified Opinion section of our report, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Arco Technologies Inc. and Subsidiaries as of December 31, 2022, and the results of its operations and its cash flows for the period from January 4, 2022 (inception) through December 31, 2022 in accordance with accounting principles generally accepted in the United States of America.

Basis for Qualified Opinion

We were not engaged as auditors of Arco Technologies Inc. and Subsidiaries until after December 31, 2022, and, therefore, did not observe the counting of physical inventories and prepaid supplies at the beginning or end of the period. We were unable to satisfy ourselves by other auditing procedures concerning the inventory and prepaid supplies held at December 31, 2022, which are stated in the balance sheet at $160,764 and $421,244, respectively. In addition, the inventory system does not track each inventory transaction resulting in numerous misstatements in inventory and prepaid supplies. As a result of these matters, we were unable to determine whether any adjustments might have been found necessary in respect of recorded or unrecorded inventory and prepaid supplies, and the elements making up the consolidated statement of comprehensive income, changes in stockholder's equity, and cash flows.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are required to be independent of Arco Technologies Inc. and Subsidiaries and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Emphasis of Matter – Substantial Doubt about the Company's Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the consolidated financial statements, the Company has suffered recurring losses from operations and has a significant accumulated deficit. In addition, the Company continues to experience negative cash flows from operations. These factors raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Responsibilities of Management for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidation financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Arco Technologies Inc. and Subsidiaries' ability to continue as a going concern for at least one year after the date that the consolidated financial statements are issued.

Auditor's Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the consolidated financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing

an opinion on the effectiveness of Arco Technologies Inc. and Subsidiaries' internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Arco Technologies Inc. and Subsidiaries' ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Gimmel Lmmm CPA, LLC

New York, NY

December 6, 2023

Arco Technologies Inc. and Subsidiaries
(A Wholly Owned Subsidiary of Arco Fuel Cells S.r.l.)
Consolidated Balance Sheet
December 31, 2022

ASSETS

Cash	$	116,566
Inventory		160,764
Contract assets		79,353
Due from Parent		5,895
Prepaid supplies		421,244
Other current assets		42,316
Total current assets		826,138
Property, plant & equipment		358,780
Total assets	**$**	**1,184,918**

LIABILITIES AND STOCKHOLDER'S EQUITY

Accounts payable	$	55,698
Accrued expenses and other current liabilities		84,335
Contract liabilities		16,764
Taxes payable		7,853
Deferred tax liabilities		2,584
Total current liabilities		167,234
Deferred compensation		8,747
Total liabilities		180,156
Stockholder's equity:		
Common stock		100
Additional paid-in capital		1,208,904
Accumulated deficit		(204,427)
Accumulated other comprehensive income		4,360
Total stockholder' equity		1,004,762
Total liabilities and stockholder's equity	**$**	**1,184,918**

Arco Technologies Inc. and Subsidiaries
(A Wholly Owned Subsidiary of Arco Fuel Cells S.r.l.)
Consolidated Statement of Comprehensive Income
For the Period from January 4, 2022 (inception) through December 31, 2022

Revenue:		
Sales	$	125,742
Net revenue		125,742
Cost of goods sold		24,344
Gross profit		101,398
Selling, general & administrative expenses		294,562
Operating loss		(193,164)
Other income (expenses):		
Foreign exchange gain		743
Loss before income taxes		(192,421)
Income tax expense (benefit)		12,006
Net loss	**$**	**(204,427)**
Other comprehensive income/(loss), net of tax		
Foreign currency translation adjustment		4,360
Total other comprehensive income/(loss)	**$**	**4,360**
Comprehensive income/(loss)	**$**	**(200,067)**

Arco Technologies Inc. and Subsidiaries

(A Wholly Owned Subsidiary of Arco Fuel Cells S.r.l.)

Consolidated Statement of Changes in Stockholder's Equity

For the Period Ended December 31, 2022

	Shares issued and outstanding	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Accumulated other comprehensive income/(loss)	Total
Balance at December 31, 2021	**0**	$ -	$ -	$ -	$ -	$ -
Issuance of shares	10,000,000	100				100
Contribution in kind			1,208,904			1,208,904
Foreign translation adjustment					4,360	4,360
Net loss				(204,427)		(204,427)
Balance at December 31, 2022	**$ 10,000,000**	**$ 100**	**$ 1,208,904**	**$ (204,427)**	**$ 4,360**	**$ 1,008,937**

Operating activities

Comprehensive loss	$	(200,067)
Adjustments to reconcile net loss attributable to net cash (used in) provided by operating activities:		
Depreciation		6,119
Amortization		1,387
Deferred taxes		1,602
Changes in operating assets and liabilities:		
Inventory		(222)
Contract assets		(4,997)
Due from parent		1,069
Prepaid supplies		(74,216)
Other current assets		(42,316)
Accounts payable		55,698
Contract liabilities		16,764
Taxes payable		7,853
Other current liabilities		84,635
Employee contribution plans		5,245
Net cash used in operating activities		(141,446)

Investing activities

Purchases of equipment		(17,594)
Purchase of intangible assets		1,687
Net cash used in investing activities		(15,907)

Financing activities

Common stock		100
Additional paid-in capital		273,819
Net cash used provided by financing activities		273,919

Net increase (decrease) in cash		116,566
Cash - beginning of year		-
Cash - end of year	$	116,566

Supplemental schedule of noncash financing activities

Historical cost of contributed net assets	$	931,824

NOTE 1: Description of business

Arco Technologies Inc. ("Arco USA", or the "Company") was incorporated on January 4, 2022 pursuant to the laws of the State of Delaware.

The Company is a wholly owned subsidiary of Arco Fuel Cells S.r.l. (the "Parent" or "Arco FC"), an Italian corporation headquartered in Granarolo Dell'Emilia (BO), Italy, and is a holding company.

The Company wholly owns Arco Technologies S.r.l. ("Arco ITALY"), an Italian corporation incorporated on August 1, 2022. Arco ITALY is consolidated in Arco USA's financial statements.

Both the Parent and Arco ITALY are engaged in the design, manufacturing and distribution of fuel cells and electrolyzers.

NOTE 2: Acquisitions

On August 24, 2022 the Parent completed a spin-off by contributing some assets and liabilities of the electrolysis division to Arco ITALY, a Newco at that time. The transfer of the net assets occurred at historical value, assessed at $1,908,000 under generally acceptable accounting principles in Italy and $1,072,918 under US generally accepted accounting principles.

Assets	USD	Liabilities and Equity	USD
Cash	$ 160,256	Deferred tax liabilities	$ 982
Inventory	506,800	Other current liabilities	-
Current assets	79,129	Other non-current liabilities	3,502
Intangible assets, net	3,074	Additional paid-in capital	1,081,396
Property, plant & equipment	347,305	Common stock	10,684
Total Assets	**$ 1,096,564**	**Total liabilities and Equity**	**$ 1,096,564**

NOTE 2: Acquisitions (cont'd.)

On October 25, 2022, the Parent contributed to Arco USA its 100% shares in Arco ITALY and its 0.32% interest in Storen Technologies Inc. ("Storen", equal to 26,410 shares) in exchange for 10,000,000 shares of Arco USA.

Net assets contributed in kind to the Company through these transactions have been recorded in the amount of $1,095,341 and $113,463 respectively, equal to the Additional Paid in Capital at December 31, 2022, minus a foreign translation adjustment of $3,261.

NOTE 3: Summary of Significant Accounting Policies

Basis of Presentation

These consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("U.S GAAP"). Any reference in these notes to applicable guidance is meant to refer to the authoritative United States generally accepted accounting principles as found in the Accounting Standards Codification and Accounting Standards Update (ASU) of the Financial Accounting Standards Board (FASB).

Revenue and Cost Recognition

The Company recognizes its revenue in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 606, Revenue from Contracts with Customers ("ASC 606"). The guidance affects any entity that either enters into contracts with customers to transfer goods or services or enters into contracts with the transfer of nonfinancial assets unless those contracts are within the scope of other standards.

ASC 606 provides that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. An entity should apply the following five step process to recognize revenue: (1) identify the contract with the customer; (2) identified the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to the performance obligations in the contract; and (5) recognize revenue when (or as) the entity satisfies a performance obligation.

Contracts

Revenues on contracts are recognized over time, as performance obligations are satisfied, due to the continuous transfer of control to the customer.

NOTE 3: Summary of Significant Accounting Policies (cont'd.)

Revenue and Cost Recognition (cont'd.)

Contracts (cont'd.)

The Company's contracts are generally accounted for as a single performance obligation, since the Company is providing a significant service of integrating components into a single project. The Company recognizes revenue with an "input method" using the percentage of completion method, whereby progress towards completion is recognized according to the percentage of incurred direct labor costs to date to estimated total direct labor costs. This method best depicts the transfer of control to the customer, which occurs as the company incurs costs on its contracts. Incurred costs represent work performed, which corresponds with and thereby best depicts the transfer of control to the customer. This method is used because management considers the "cost to cost" method the most appropriate in the circumstances.

Because the Company always acts as a principal in the contracts, gross revenues are recognized. The Company is considered the principal because the Company controls the contractually specified goods and services before they are transferred to the customer. In the course of providing its services, the Company routinely subcontracts for services and incurs other direct costs on behalf of its clients. Those costs are passed through to clients and, in accordance with U.S. GAAP, are included in the Company's revenues and direct costs.

Practical Expedients and Exemptions

The Company utilizes certain practical expedients ad exemptions as follows:

- In cases where the Company has an unconditional right to consideration from a customer in an amount that corresponds directly with the value of the performance completed to date, the Company recognizes revenue in the amount to which there is a right to invoice for services performed.

- The contract price is not adjusted for the effects of a significant financing component if the Company expects, at contract inception, that the period between when the Company transfers a service to a customer and when the customer pays for that service will be one year or less.

- Incremental customer contract acquisition costs are expensed as they are incurred, when the amortization period is less than one year in duration.

Arco Technologies Inc. and Subsidiaries
(A Wholly Owned Subsidiary of Arco Fuel Cells S.r.l.)
Notes to the Consolidated Financial Statements

NOTE 3: Summary of Significant Accounting Policies (cont'd.)

Revenue and Cost Recognition (cont'd.)

Contract Assets and Liabilities

Billing practices are governed by the contract terms of each project based upon costs incurred, achievement of milestones, or predetermined schedules. Billings do not necessarily correlate with revenue recognized over time using the percentage-of-completion method. Contract assets include unbilled amounts typically resulting from revenue under long-term contracts when the percentage-of-completion method of revenue recognition is utilized and revenue recognition exceeds the amount billed to the customer. Contract liabilities consist of advance payments and billings in excess of revenue recognized as well as deferred revenue.

The Company's contract assets and liabilities are reported in a net position on a contract-by-contract basis at the end of each reporting period. In accordance with normal construction industry practice, the Company includes in current assets and current liabilities amounts relating to construction contracts realizable and payable over a period in excess of one year.

The opening and closing balances of accounts receivable, contract assets and contract liabilities from contracts with customers are as follows:

	Accounts Receivable	Contract Assets	Contract Liabilities
Balance, December 31, 2022	$ -	$ 79,353	$ 16,764

Combining Contracts

The Company evaluates whether two or more contracts, with the same customer, should be combined and accounted for as a single contract and whether a single or combined contract should be accounted for as more than one performance obligation. This evaluation requires significant judgment and could change the amount of revenue and profit recorded in each period.

Performance Obligations

Generally, the Company's contracts contain one performance obligation. A performance obligation is a promise in a contract to transfer a distinct good or service to the customer and is the unit of account. The Company's performance of the contracts with customers typically provides a significant service of integrating a complex set of tasks and components into a single project or capability (even if that single project results in the delivery of multiple units), and as such the entire contract is accounted for as one performance obligation.

The transaction price is allocated to the performance obligation and recognized as revenue when, or as, the performance obligation is satisfied with the continuous transfer of control to the customer.

Arco Technologies Inc. and Subsidiaries
(A Wholly Owned Subsidiary of Arco Fuel Cells S.r.l.)
Notes to the Consolidated Financial Statements

NOTE 3: Summary of Significant Accounting Policies (cont'd.)

Revenue and Cost Recognition (cont'd.)

Performance Obligations (cont'd.)

Less commonly, a contract may be considered to have multiple performance obligations even when they are part of a single contract. For contracts with multiple performance obligations, the Company allocates the transaction price to each performance obligation using the best estimate of the standalone selling price of each distinct good or service in the contract.

In accordance with FASB ASC 606-10-50-13, the Company is required to disclose its remaining performance obligations as of the end of the current reporting period. Due to the nature of the Company's contracts, these reporting requirements are not applicable. The majority of the Company's remaining contracts meets certain exemption as defined in FASB ASC 606-10-50-14 through 606-10-50-14A, including (i) performance obligation is part of a contract that has an original expected duration of one year or less; (ii) the right to invoice practical expedient; and (iii) variable consideration related to unsatisfied performance obligations that is allocated entirely to a wholly unsatisfied promise to transfer a distinct service that forms part of a single performance obligation, and the terms of that variable consideration relate specifically to the Company's efforts to transfer the distinct service, or to a specific outcome from transferring the distinct service.

For the Company's contracts that pertain to these exemptions: (i) the remaining performance obligation is part of a contract that has an original expected duration of one year or less; (ii) the estimated remaining duration of these performance obligations ranges from the remainder of the current calendar year to three years; (iii) for the Company's remaining contracts there is a right to invoice; and (iv) variable consideration for these various contracts primarily includes cost plus fixed-fee, cost plus fixed-rate or billable rate fees that fluctuate throughout the contract for unspecified remaining amounts.

Transaction Price

The transaction price is the amount of consideration to which the company expects to be entitled in exchange for transferring goods and services to the customer. The consideration promised in a contract with customers may include both fixed and variable amounts to the extent that a significant reversal of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved (i.e., probable and estimable).

Variable Consideration

The Company includes in the contract estimates additional revenue for variable consideration when the Company believes it has enforceable right to the modification, the amount can be estimated reliably, and it is probable that a significant reversal of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is resolved.

NOTE 3: Summary of Significant Accounting Policies (cont'd.)

Revenue and Cost Recognition (cont'd.)

Contract Modifications

Contract modifications are routine in the performance of the Company's contracts. Contracts are often modified to account for changes in the contract specifications or requirements. In most instances, contract modifications are for goods or services that are not distinct and, therefore, are accounted for as part of the existing contract.

The Company accounts for contract modifications as a separate contract when the modification results in the promise to deliver additional goods or services that are distinct and the increase in price of the contract is for the same amount as the standalone selling price of the additional goods or services included in the modification.

Cost Recognition

Contract costs include all direct material and labor costs and all other direct and indirect costs related to contract performance. General and administrative costs are charged to expense as incurred. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined.

Costs incurred that do not contribute to satisfying performance obligations are excluded from the cost input calculation as these amounts are not reflective of transferring control to the customer. Costs are generally recognized as incurred.

Changes in Contract Performance

Changes in job performance, job conditions and estimated profitability, including those arising from settlements, may result in revisions to costs and income and are recognized in the period in which the revisions are determined. The Company recognizes adjustments in estimated profit on contracts under the cumulative catch-up method. Under this method, the impact of the adjustment on profit recorded to date is recognized in the period the adjustment is identified. Revenue and profit in future periods of contract performance are recognized using the adjusted estimate. Because of the inherent uncertainty in estimating the costs to complete on contracts in process, it is at least reasonably possible that the estimates used will change in the near term.

Economic Factors

- Type of customers – large corporations in the industrial and ship-material handling.

- Geographical location of customers – mainly in Europe (Italy) and USA (Texas).

- Type of contracts – Development, design and production contracts for fuel fells and electrolyze systems.

Arco Technologies Inc. and Subsidiaries
(A Wholly Owned Subsidiary of Arco Fuel Cells S.r.l.)
Notes to the Consolidated Financial Statements

NOTE 3: Summary of Significant Accounting Policies (cont'd.)

Foreign Currency Transactions

The Company's financial statements are prepared in U.S. dollars. Monetary assets and liabilities are remeasured at exchange rates in effect at the end of the reporting period. The resulting gains or losses are included in foreign exchange gain (loss) on the statement of operations.

Foreign Translation Adjustments

Foreign translation adjustments result from the process of translating Arco ITALY's financial statements into the reporting currency. Translation adjustments are reported in other comprehensive income.

Cash

The cash includes currency on hand, including demand deposits with banks.

Inventory

Inventory is stated at the lower of cost, determined using the specific identification method, or net realizable value less cost to sell. The Company reviews inventories for obsolete, slow-moving, or excess amounts and, if required, will write down inventory to its net realizable values less cost to sell.

Property, Plant, and Equipment

Property, plant, and equipment are stated at cost. Depreciation of property, plant, and equipment is computed utilizing the straight-line method over the estimated useful lives of the assets.

Upon retirement or disposal of assets, the cost of assets disposed and the related accumulated depreciation are removed from the balance sheet and any gain or loss is reflected in earnings. Repairs and maintenance costs are expensed as incurred.

The carrying values of property, plant, and equipment are reviewed for impairment whenever facts and circumstances indicate that the carrying amount may not be fully recoverable.

In performing this review for recoverability, property, plant, and equipment are assessed for possible impairment by comparing their carrying values with their undiscounted net pretax cash flows expected to result from the use of the asset. Impaired assets are written down to their fair values, generally determined based on their estimated future discounted cash flows.

Based on the results of the Company's testing for the period from January 4, 2022 (inception) through December 31, 2022, no impairment of property, plant, and equipment was recognized.

Fair Value of Financial Instruments

The carrying values of due from parent, other current assets, accounts payable, and accrued expenses and other current liabilities approximate fair value due to the short-term nature of these accounts. Debt approximates fair value due to the variable nature of interest on the debt.

Arco Technologies Inc. and Subsidiaries
(A Wholly Owned Subsidiary of Arco Fuel Cells S.r.l.)
Notes to the Consolidated Financial Statements

NOTE 3: Summary of Significant Accounting Policies (cont'd.)

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the accompanying financial statements. Actual results could differ from those estimates**.**

Concentration of Credit Risk

The Company's financial instruments that are exposed to concentration of credit risk consist primarily of cash and accounts receivable. The Company maintains its cash in bank deposit accounts that, at times, may exceed federally insured limits.

The Company sells primarily to large companies within normal credit terms and performs credit evaluations. The Company maintains reserves for potential credit losses.

Research and Development Costs

Research and development costs are expensed as incurred. Research and development costs was $48,429 for the period from January 4, 2022 (inception) through December 31, 2022. All research and development costs for the period from January 4, 2022 through December 31, 2022 are included in selling, general and administrative expenses.

Income Taxes

The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial statements and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

The Company records deferred tax assets to the extent it believes these assets will more likely than not be realized. In making such determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax planning strategies, and recent financial operations. In the event the Company were to determine that it would be able to realize its deferred income tax assets in the future in excess of its net recorded amount, the Company would make an adjustment to the valuation allowance, which would reduce the provision for income taxes.

NOTE 3: Summary of Significant Accounting Policies (cont'd.)

Liquidity, Going Concern and Management's Plans

These consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business. As reflected in the accompanying consolidated financial statements, for the period ended December 31, 2022, the Company had:

- Net comprehensive net loss of $200,067, and
- Net cash used in operations was $141,446.

Additionally, at December 31, 2022, the Company had:

- Accumulated deficit of $208,602,

We manage liquidity risk by reviewing, on an ongoing basis, our sources of liquidity and capital requirements. The Company has cash on hand of $116,566 at December 31, 2022.

The Company has incurred significant losses since its inception in 2022 and has not demonstrated an ability to generate sufficient revenues from the sales of its products and services to achieve profitable operations. There can be no assurance that profitable operations will ever be achieved, or if achieved, could be sustained on a continuing basis. In making this assessment we performed a comprehensive analysis of our current circumstances including: our financial position, our cash flows and cash usage forecasts for the period ended December 31, 2022, and our current capital structure including equity-based instruments and our obligations and debts.

Without sufficient revenues from operations, if the Company does not obtain additional capital, the Company will be required to reduce the scope of its business development activities or cease operations. In addition to the gross proceeds of $200,000 received from Storen in January 2023 (see Note 11), the Company may explore obtaining additional capital financing, and the Company is closely monitoring its cash balances, cash needs, and expense levels.

 These factors create substantial doubt about the Company's ability to continue as a going concern within one year after the date that these consolidated financial statements are issued, as the Company will need additional capital to meet its financial obligations. These consolidated financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern. Accordingly, the consolidated financial statements have been prepared on a basis that assumes the Company will continue as a going concern and which contemplates the realization of assets and satisfaction of liabilities and commitments in the ordinary course of business.

NOTE 3: Summary of Significant Accounting Policies (cont'd.)

Liquidity, Going Concern and Management's Plans (cont'd.)

Management's strategic plans include the following:

- Execution of business plan focused on technology development and improvement,
- Seek out equity and/or debt financing to obtain the capital required to meet the Company's financial obligations, in addition to the gross proceeds of $200,000 received in January 2023 noted above.
- Continuing to explore and execute prospective partnering, distribution and acquisition opportunities,
- Identifying unique market opportunities that represent potential positive short-term cash flow.

NOTE 4: Contract Assets

Information with respect to contract assets on uncompleted contracts at December 31, 2022 is as follows:

Contract costs incurred	$ 63,406
Estimated earnings	28,769
	92,175
Less: Billing to date	12,822
	$ 79,353

Included in the accompanying balance sheet under contract assets:

Costs and estimated earnings in excess of billings on uncompleted contracts	$ 79,353
Total contract assets	$ 79,353

NOTE 5: Property, Plant and Equipment

Property, plant, and equipment consist of the following at December 31:

	Useful Life in Years	2022
Machinery and equipment	5–15	$ 94,144
Assets under construction	-	265,703
Office equipment and furniture and fixtures	5–10	36,047
		395,894
Accumulated depreciation		(37,114)
Property, plant, and equipment, net		$ 358,780

Depreciation and amortization expense for the period from January 4, 2022 (inception) through December 31, 2022 was $6,119, entirely recorded among selling, general and administrative expenses.

NOTE 6: Income taxes

For the period from January 4, 2022 (inception) through December 31, 2022 the Company recorded $12,006 taxes.

The income tax provision differs from the amount that would result from applying the statutory federal income tax rate primarily as a result of nondeductible expenses, changes depreciation and amortization conventions and other minor tax differences.

The Company had deferred tax liabilities of $2,584 at December 31, 2022. Deferred tax liabilities primarily relate to fixed assets.

The Company is subject to taxation in the U.S. federal, in multiple U.S. states' jurisdictions and in Italy. Since 2022 represent the first year of operations for the Company, no previous years are subject to examinations by the taxing authorities.

NOTE 7: Defined Benefit Plan

Arco ITALY is obligated under the Italian law to enroll substantially all of its employees into a defined benefit retirement plan as for of severance. The contributions are based on years of service and the employee's compensation during the time of employment. The Company's funding policy is to make the minimum annual contribution required by applicable regulations. Contributions are intended to provide only for compensation attributed to service to date. Company contributions in 2022 are $13,535.

The following tables set forth further information about the Company's defined contribution pension plan as of and for the period ended December 31, 2022:

Obligations

Accumulated benefit obligation	$ 9,360
Contributions of the period	13,535
Benefits paid	4,175

Amounts recognized in the statement of financial position consist of:

Noncurrent liabilities	9,360

Amounts recognized in accumulated other comprehensive income consist of:

Net loss (gain)	$ (613)
	$ 8,747

The following assumptions were used in accounting for the plan:

Weighted-average assumptions used to determine benefit obligations at December 31, 2022:

Discount rate	3.77%
Rate of annual inflation	2.12%

The expected rate of return on plan assets is determined by the plan assets' historical long-term investment performance, current asset allocation, and estimates of future long-term returns by asset class.

Arco Technologies Inc. and Subsidiaries
(A Wholly Owned Subsidiary of Arco Fuel Cells S.r.l.)
Notes to the Consolidated Financial Statements

NOTE 7: Defined Benefit Plan (cont'd.)

The employees can decide whether to keep their severance pay within the company or to deposit in external pension funds. Arco ITALY has no responsibilities in determining the overall investment strategy, since either the investment options are defined by the employees or they follow the requirements of the Italian law. Arco ITALY performs the role of intermediary between employees and the few accredited entities to which the protection and investment decisions are granted.

No plan assets are expected to be returned to the Company during 2023.

The following benefits are expected to be paid:

Expected future cash flows	
Years	Cash flow
0-1	$ 404
1-2	1,366
2-3	1,852
3-4	2,605
4-5	2,107
5-6	5,551
6-7	3,861
7-8	7,348
8-9	7,283
9-10	8,714

NOTE 8: Contingencies

The Company is subject to certain disputes and claims arising in the normal course of its business. Management believes the ultimate resolution of such claims and disputes will not have a material impact on the Company's financial position, results of operations, or cash flows in the period resolved.

As a result of the spread of COVID-19, economic uncertainties have arisen which are likely to negatively impact the recognition of revenues and the collectability of receivables. Other financial impact could occur, though such potential impact is unknown at this time.

NOTE 9: Related-Party transactions

Due from Parent

As part of the contribution in kind made by the Parent to Arco ITALY, $5,895 remain due from Arco FC.

Arco Technologies Inc. and Subsidiaries
(A Wholly Owned Subsidiary of Arco Fuel Cells S.r.l.)
Notes to the Consolidated Financial Statements

NOTE 9: Related-Party transactions (cont'd.)

Cost incurred with Parent

For the period from January 4, 2022 (inception) through December 31, 2022 the Company incurred $38,486 of expenses from the Parent, related to administrative expenses.

Sale of Storen interest proceeds

On December 12, 2022, the Company sold to Arco FC its 0.34% interest in Storen for $113,563. The difference between purchase and sale price, amounting to $12,998, was allocated to APIC.

Revenues recognized with Storen

The Company has a significant concentration of revenue from Storen. Sales to this customer for the period from January 4, 2022 (inception) though December 31, 2022 were approximately 100% of total revenues. Contract assets from these customers were approximately 52% of total contract assets at December 31, 2022, or $41,516.

NOTE 10: Backlog

The following schedule is a reconciliation of backlog representing signed contracts at December 31, 2022:

New contracts - period ended December 31, 2022	$ 656,871
Less: Contract revenues	316,791
Balance, December 31, 2022	$ 340,080

Remaining construction performance obligations represent the remaining transaction price, including variable consideration not constrained, for which work has not been performed. As of December 31, 2022 the aggregate amount of the transaction price allocated to remaining performance obligations was $340,080. The Company expects to recognize revenue related to the remaining performance obligations over the next twelve months.

NOTE 11: Subsequent Events

The Company has evaluated all events or transactions that incurred after December 31, 2022 through December 6, 2023, which is the date that the financial statements were available to be issued. On January 2, 2023 the Company entered into a loan agreement with Storen of $200,000. The loan does not bear interest and the total amount of loan shall be due and payable on January 1, 2025. On February 23, 2023 the company entered into stock option plan compensation agreements with its officers.

Exhibit B

Offering Page

Arco Technologies









Arco Technologies Inc is a company that has patented DIRECTLINK and SUPERNOVA a Disruptive technology that aims to give electric vehicles improved range and charging time with zero emissions, already used by several costumers.



MASTER CF DEC 2023
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Raised 0 % of minimum

Funding Raised

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Funding Goal

$9,994-$4,999,994.4

Days Remaining

133 Days

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Company Website SAVE DEAL

Virtual Business Pitch | Team | About | Communication Channel | Updates

Business Description

We manufacture our own Pem Fuel Cell & AEM Electrolyzers

Arco is a player in the development and manufacture of Next Gen Fuel Cells & Electrolyzer (PEM Fuel Cells & AEM electrolyzer) based on:

1. Own Intellectual Property
2. Innovative product design philosophy



Arco head quarter is located in USA with a subsidiary in EU.
20 –year history developing Proprietary Stacks design
We partner with our costumer to adapt their business to the low carbon transition

Arco has also a local development team in Italy, located in in the middle of the Motor Valley where the most prestigious super car manufacturers such as Ferrari, Maserati, Lamborghini, and Ducati are based.



Piacenza
dallara AUTOMOBILI
PAGANI
MASERATI
Ferrara
Arco Technologies Inc
Bologna
Ravenna
Via Emilia
Ferrari
LAMBORGHINI
DUCATI
Forli
Cesena
Rimini

Security Type:

Equity Security

Price Per Share

$7.6

Shares For Sale

657,894

Post Money Valuation:

$80,999,994.4

Investment Bonuses!

Investments of $1 Million or more will receive 100% bonus shares. For example, an investment of $1,140,000 would result in the purchase of 150,000 shares. With the bonus, investors are given an additional 150,000 shares for a total of 300,000 shares in return for the investment of $1,140,000.

Regulatory Exemption:

Regulation Crowdfunding – Section 4(a)(6)

Deadline:

April 25, 2024

Minimum Investment Amount:

$266

TECHNOLOGY

Simplicity Meets Efficiency

Arco Technologies takes pride in the simple yet efficient design of our patented products, which not only enhances performance but also significantly reduces costs.

The Three Pillars of our Know-How
Chemistry
Stack design
System design
Proprietary CCM (Catalyst Coated Membrane)
MEGA 7 layers (Membrane Electrode Gasket Assembly)
Manufacturing Process
FluiDynamics and Electrical Design
Integrated Manifold
Integrated Approach
SW & Algorithms.

The Company's IP management strategy is to patent only and exclusively those innovations that give a real competitive advantage on which competitors can perform reverse engineering, whilst leaving everything else as an industrial secret.

Leading through experience and innovation

Arco Technologies is a company that has patented DIRECTLINK and SUPERNOVA a Disruptive technology that aims to give electric vehicles improved range and charging time with zero emissions, already used by several costumers. We develop and produces DIRECTLINK Fuel Cell and Supernova Electrolyzers Based on a broad know-how acquired over twenty years of experience and $40 million in R&D leads the global market in the Low Carbon transition.



Smal size Direct link FC engine
250 kW Direct link heavy duty Alfa1 Engine
60 kW Supernova electrolyzer

FUEL CELL:

DIRECTLINK™ is our patented electric transportation powering device which integrates PEM fuel cells and Li-ion batteries in a technologically synergic structure. Directlink allow a 15% increase in energy efficiency compared to the best fuel cell systems while costing 20% less. Furthermore, our technology integrates HYDROREC™, an additional patent that allows 100% of the fuel to be used, minimizing energy waste. Arco also supports a system integrator with a top-notch H2 propulsion design in the aerospace and mobile power industries.

ELECTROLYZER:

Our SUPERNOVA electrolyzer is a market breackthrough for hydrogen production. With our 2 proprietary innovation Supernova can produce Hydrogen at really high pressure 80 Barg without compression stage, this allowed us to be selected by Shell in the Game changer Program.

In the market of power to gas, Supernova hi pressure allows 10% increase in conversion efficiency compared to the best Electrolyzers in the market. Furthermore Supernova is the hart of our M35 refueling Box designed to be placed in the costumer premises for to refuel vehicle fleets.

Target Offering Range:

$9,994-$4,999,994.4

*If the sum of the investment commitments does not equal or exceed the minimum offering amount at the offering deadline, no securities will be sold and investment commitments will be cancelled returned to investors.

Form C Submission



OUR MISSION

Pioneering Sustainable Solutions for a Greener Future

"At Arco Technologies, we are committed to pioneering sustainable solutions that contribute to a greener, more resilient future. Our focus is on revolutionizing the heavy transportation sector by facilitating the transition to decarbonization through the availability of large-volume, low-cost green hydrogen. We champion simplicity and efficiency in our designs, ensuring that our patented technologies not only embody simplicity but also deliver substantial cost reductions without compromising effectiveness. With over two decades of dedicated experience, our competitive technologies are versatile, spanning various fields and applications. Our deep market knowledge extends through the sectors of material handling, heavy-duty applications, and the intricate chemistry of the fuel cell production process. We are not just creating products; we are engineering a sustainable legacy for generations to come."



Problem

Arco Technologies Inc. is at the forefront of tackling the pivotal challenges impeding the global shift to a low-carbon economy. Our cutting-edge solutions are designed to address the following critical issues:

1. High Carbon Emissions in Transportation: The heavy-duty and aerospace sectors are among the largest contributors to greenhouse gas emissions due to their reliance on fossil fuels. Our mission is to drastically reduce this carbon footprint by implementing our advanced fuel cell technologies.

2. Inefficient Energy Utilization: Current energy systems, including many fuel cell technologies, suffer from significant energy loss. Arco's innovative designs enhance energy efficiency, reducing waste and operational costs while minimizing environmental impact.

3. Cost Barriers in Clean Energy Adoption: The financial burden of transitioning to sustainable energy solutions is a major obstacle for many industries. Arco is breaking down these barriers with cost-effective technologies that make clean energy transitions financially viable.

4. Limited Green Hydrogen Accessibility: Despite its potential, the widespread adoption of green hydrogen is hindered by its limited availability and high cost. Arco's Supernova electrolyzer technology is set to change this, enabling large-scale, cost-efficient production of green hydrogen.

5. Complex System Integration: The integration of hydrogen propulsion systems into aerospace and mobile power industries is often fraught with complexity. Arco simplifies this integration with our expertise and innovative, user-friendly system designs.

By addressing these challenges, Arco Technologies Inc. is not only contributing to a more sustainable world but also paving the way for industries to join the green revolution with ease and affordability.

Solution

Arco Technologies is at the helm of driving innovation for a sustainable future. Our suite of solutions is strategically designed to tackle the core challenges of the low-carbon transition:

1. Combatting High Carbon Emissions: Our DIRECTLINK™ fuel cells and SUPERNOVA™ electrolyzers are redefining clean transportation. These technologies offer a high-efficiency, low-emission alternative to fossil fuels, significantly cutting carbon emissions. DIRECTLINK™, adaptable across various transportation modes, is setting new standards for sustainable mobility.

2. Maximizing Energy Efficiency: The synergy of DIRECTLINK™ and HYDROREC™ technologies confronts energy inefficiency head-on. DIRECTLINK™'s integration of PEM fuel cells with Li-ion batteries delivers a 15% increase in energy efficiency at a 20% lower cost than leading systems. HYDROREC™ guarantees complete fuel utilization, eradicating waste. Similarly, our Supernova technology enhances electrolyzer efficiency by 10%, driving superior performance in hydrogen production.

3. Reducing Costs for Clean Energy Adoption: Arco's commitment to simplicity transcends design aesthetics, directly translating into cost savings. This design philosophy not only lowers the financial barriers to adopting clean energy technologies but also ensures high-performance standards, facilitating a smoother transition for industries worldwide.

4. Ensuring Green Hydrogen Accessibility: Arco is pioneering advancements to boost green hydrogen production. Our optimized processes aim to secure a steady, affordable supply of green hydrogen, addressing its current market scarcity and unlocking its potential across a spectrum of industries.

5. Simplifying Complex System Integration: We provide comprehensive H2 propulsion design services that simplify the integration of complex systems, particularly in aerospace and mobile power sectors. Our expertise ensures that the shift to hydrogen propulsion is seamless, efficient, and technically robust.

Arco Technologies Inc.'s holistic approach not only demonstrates our dedication to environmental stewardship but also our commitment to delivering sustainable, cost-effective, and user-friendly energy solutions. We are not just engineering products; we are crafting the infrastructure for a cleaner tomorrow.



Business Model

Value Proposition: Arco Technologies Inc. is dedicated to propelling the commercial transport, trucking, work vehicles, material handling, and marine sectors into a sustainable future. Our robust fuel cell and electrolyzer systems offer a green alternative to traditional power sources, significantly reducing carbon emissions, enhancing energy efficiency, and cutting operational costs across these diverse industries.

Customer Segments: Our comprehensive customer base spans several key industries:

- Commercial Transport Operators: Including buses, coaches, and other passenger transport services.
- Trucking and Logistics Companies: Focused on long-haul and heavy-duty transportation solutions.
- Work Vehicle Manufacturers: Covering construction, agriculture, and industrial vehicle providers.
- Material Handling Businesses: Such as those utilizing forklifts and warehouse vehicles.
- Maritime Operators and Boat Manufacturers: Ranging from cargo ships and ferries to recreational boats, all seeking sustainable propulsion systems.

Channels: Our products and services reach our customers through:

- Direct Sales Force: Industry-savvy sales teams that understand the specific challenges and requirements of each sector.
- Strategic Industry Partnerships: Collaborations with manufacturers and industry leaders to co-develop and integrate our technologies.
- Trade Shows and Industry Conferences: Participation in major industry events for networking and showcasing our innovations.
- Online Marketing and Sales Platforms: Leveraging digital channels to reach a broader audience and generate leads.
- Customer Relationships: We maintain strong customer relationships through:
- Customized Energy Solutions: Tailoring our products to meet the unique needs of each industry we serve.

Comprehensive Support Services: Offering full lifecycle support from installation to maintenance and repair.
Client Engagement Programs: Conducting industry-specific workshops, training, and feedback sessions.

Revenue Streams: Our revenue is generated through multiple streams:

Product Sales: Direct sales of fuel cell systems and electrolyzers to businesses in our target industries.
Service and Maintenance Contracts: Providing ongoing support to ensure the longevity and efficiency of our systems.
Consulting and Customization Services: Offering expertise in system integration and customized design solutions.
Technology Licensing: Licensing our patented technologies to other manufacturers and industry players.

Cost Structure: Our costs are allocated to:

Research and Development: Continuous innovation to meet the demands of each industry and maintain technological leadership.
Manufacturing and Production: Costs associated with producing high-quality, industry-specific systems.
Industry-Specific Marketing: Targeted marketing efforts to effectively reach each segment.
Operational Expenses: Day-to-day expenses for running the business efficiently.

Key Activities:

Specialized Manufacturing: Designing and producing systems that meet the rigorous demands of each industry.
Market Education and Adaptation: Educating potential clients on the benefits of our technology and adapting our offerings to market needs.
Regulatory Compliance: Ensuring all products meet industry-specific regulations and standards.

Key Resources:

Patented Technologies: Our portfolio of advanced fuel cell and electrolyzer technologies.
Expert Team: Our skilled professionals with deep industry knowledge and technical expertise.
Manufacturing Facilities: Our state-of-the-art production capabilities tailored to industry specifications.

Key Partnerships:

Supply Chain Allies: Reliable suppliers and distributors essential for our operations.
Industry Associations: Collaborations with industry bodies to stay abreast of trends and regulations.
Technical and Regulatory Advisors: Experts who guide us through industry-specific compliance and innovation.





By integrating our value proposition across these diverse markets, Arco Technologies Inc. is not just a product manufacturer but a strategic partner for businesses aiming to lead in sustainability and efficiency. Our commitment to innovation, customer satisfaction, and environmental stewardship positions us as a catalyst for the global transition to clean energy.

Market Projection

Market Projection: Globally, mobility is pivotal in the energy transition to curb CO_2 emissions. The surge in electric vehicles has sparked a demand for advanced energy storage and electric generation systems, a demand that is rapidly outstripping supply. Propelled by the pandemic, the European Commission's Green Deal is directing substantial Recovery Fund investments towards green technologies, notably hydrogen, with Italy dedicating €3.2 billion to hydrogen innovations. The fuel cell market is experiencing significant growth and is projected to continue expanding in the coming years.

Here are key insights from various reports:

1. Grand View Research: The global fuel cell market, estimated at USD 6.3 billion in 2022, is expected to grow at a compound annual growth rate (CAGR) of 19.9% from 2023 to 2030. This growth is driven primarily by the increasing demand for unconventional energy.



(https://www.grandviewresearch.com/industry-analysis/fuel-cell-market#:~:text=The%20global%20fuel%20cell%20market,key%20factors%20driving%20the%20growth)

2. Delvens (reporting on Hydrogen Fuel Cells): Specifically for the Hydrogen Fuel Cell market, the size was estimated at USD 3.12 billion in 2023 and is projected to reach USD 7.2 billion by 2030, growing at a CAGR of 12.1% during this period.



Delvens

The Hydrogen Fuel Cell Market size was estimated at USD 3.12 billion in 2023 and is projected to reach USD 7.2 billion in 2030 at a CAGR of 12.1% during the forecast period 2023-2030. Some of the key players operating in the global Hydrogen Fuel

(https://finance.yahoo.com/news/hydrogen-fuel-cell-market-set-183100563.html?guccounter=1#:~:text=The%20Hydrogen%20Fuel%20Cell%20Market,2030.%20Some%20of%20the)

3. Fortune Business Insights: According to their analysis, the market size, which was valued at USD 4.58 billion in 2021, is projected to reach USD 36.41 billion by 2029, growing at a CAGR of 29.7%. The market showed an 8.8% growth in 2020 compared to 2019, indicating a robust upward trend.



(https://www.fortunebusinessinsights.com/industry-reports/fuel-cell-market-100733#:~:text=The%20global%20fuel%20cell%20market,2020%20as%20compared%20to%202019)

4. Allied Market Research: They report that the global fuel cell market was valued at $3.6 billion in 2020 and is projected to reach $32.0 billion by 2030, growing at a CAGR of 19.4% from 2021 to 2030. The COVID-19 pandemic had a noticeable impact on the market, but the recovery and growth trajectory remains strong.



U.S. Fuel Cell Market
Demand Size, by Application, 2020 - 2030 (Units)
$6.8 Units
$7.4 Units
2020
2021
2022
2023
2024
2025
2026
2027
2028
2029
2030
Stationary
Transportation
Portable
GRAND VIEW RESEARCH
21.7%
U.S. Market CAGR, 2023 - 2030
Source: www.grandviewresearch.com

(https://www.alliedmarketresearch.com/fuel-cell-market#:~:text=The%20global%20fuel%20cell%20market,which%20further%20affected%20the)

Strategic Approach: Arco aims to capitalize on this growth by engaging directly and via partners to oversee the full production-distribution spectrum. The market stratifies into three broad segments: turnkey Original Equipment solutions, core components for system integrators, and the aftermarket shift from lead-acid to lithium batteries. This strategy positions Arco at the forefront of the transition to more sustainable energy solutions.

This version enhances clarity, incorporates precise figures, and offers a succinct overview of Arco's strategic market approach.

Competition

Arco Technologies operates in a competitive landscape with key players including:

1. Ballard Inc.: With over four decades of experience, Ballard is a seasoned player in the fuel cell market. Their NASDAQ presence and solid market capitalization reflect their significant industry footprint.

2. Proton FCs: Part of Proton Power Systems, they are recognized in the AIM market in London, indicative of a stable niche within the European sector.

3. PowerCell: The Swedish innovator has shown progressive growth, and their collaboration with Bosch could leverage automotive advancements.

4. Plug Power Inc.: Their substantial gross billings and market cap on NASDAQ showcase their strong position in the U.S. market.

5. Horizon: Although younger, their backing by Entropy Ventures positions them as an emerging contender in Asia.

6. Hydrogenics: Their acquisition by Cummins Inc. demonstrates their strategic value in the market, expanding their technological and commercial reach.

7. Thyssenkrupp: As a conglomerate, their involvement in electrolysis technology brings industrial heft to the hydrogen market.

Traction & Customers

Arco Technologies Inc.: Leading the Charge in Green Hydrogen Innovation

Arco Technologies Inc. is a trailblazer in the green hydrogen and fuel cell technology sector, committed to advancing sustainable solutions for heavy transportation and material handling. Our diverse range of applications and strategic partnerships have positioned us at the forefront of the industry, exemplifying our innovative approach and technological prowess.

Target Customer Segments

Our solutions cater to a wide array of sectors, with a significant focus on heavy-duty transportation, including marine, land, and logistics. We have developed advanced systems specifically designed for demanding applications in trains, trucks, boats, and material handling equipment such as forklifts, underlining our role in driving the low-carbon transition in these industries.

Flagship Partnerships

1. Baglietto – The BZero Mega Yacht Hydrogen Power System: A pinnacle of our innovation is the partnership with Baglietto for the BZeroproject. This ambitious endeavor involves the creation of a hydrogen-powered PEM Fuel Cell Module power station for yachts measuring over 50 meters. The BZero system is a groundbreaking initiative that integrates a hydrogen production module, using filtered and deionized seawater to produce high-purity hydrogen. This hydrogen is stored in metal hydride containers at safe temperatures and pressures, providing zero-emission energy for the yachts. The BZero project underscores Baglietto's commitment to eco-friendly yachting and marks a significant step towards achieving zero emissions in marine transportation.



2. Shell GameChanger Program: Our collaboration with Shell in the GameChanger program is aimed at creating a high-volume hydrogen AEM electrolyzer. This venture highlights our commitment to producing affordable green hydrogen, further cementing our role in the decarbonization of heavy transportation.

Market Traction and Achievements

Arco Technologies Inc., with its two-decade-long presence in the electrochemistry industry, has built a robust and diverse customer base, demonstrating widespread market confidence in our innovative solutions. A key achievement in our portfolio is the development of the fuel cell power system for Prinoth, renowned in the winter sports technology sector. This system powers the LEITWOLF h2MOTION, the world's first hydrogen-powered snow groomer. Our contribution to this project showcases our ability to innovate and tailor fuel cell technologies for specialized applications, contributing significantly to environmental sustainability in various sectors.

Another noteworthy customer relationship is with Alkè, a leading provider of vehicles for urban ecology services. Our collaboration in the H2GO project has led to the development of a state-of-the-art fuel cell system for a new class of hydrogen-powered light vehicles. This partnership underscores our expertise in adapting hydrogen fuel cell technology for diverse applications, reinforcing our role in promoting eco-friendly solutions in urban mobility.

These customer relationships, alongside our other collaborations, highlight our achievements in technology development and deployment. We have consistently demonstrated our capacity to not only meet but exceed industry demands, driving forward a sustainable future with our advanced energy solutions.

Future Market Potential

The shift towards sustainable energy solutions opens up vast opportunities for us. We are actively exploring new markets and regions, aiming to expand our influence and bring our green hydrogen solutions to a broader audience. The future is ripe with possibilities for growth and innovation.

Impact of Your Support

Your investment through the PicMii platform is crucial in enabling us to scale up production, enhance our R&D efforts, and extend our market reach. With your support, we can accelerate the transition to a low-carbon future and make a significant impact in the fight against climate change.

Join us in this journey towards a more sustainable world. Your support is an investment in Arco Technologies Inc. and, more importantly, in the future of our planet.



Investors

Arco has raised €3,087,657 in Europe through equity crowd funding campaigns between 2019 to 2021 before its incorporation in the USA.

Part of the funds have been used to finance the transfer of company ownership and control (through conferment of all cash, assets, IP, patents and employees) to the USA.

Terms

Arco Technologies Inc. is offering securities in the form of Equity which provides investors the right to Class B Common Stock (Non-Voting) in the Company if the investor's total investment in Arco Technologies through this Regulation Crowdfunding offering is less than $50,000.00 or Class A Common Stock (Voting) in the Company if the investor's total investment in Arco Technologies through this Regulation Crowdfunding offering is greater than or equal to $50,000.00.

Target Offering: $9,994.00 | 1,315 Securities
Maximum Offering Amount: $4,999,994.4 | 657,894 Securities

Share Price: $7.60
Type of Offering: Equity

Type of Security: Class A Common Stock (Voting) or Class B Common Stock (Non-Voting), depending on total investment amount through this Regulation Crowdfunding offering as described below.
Offering Deadline: April 25, 2024
Minimum Investment: $266

Investors that invest less than $50,000 in total through this Regulation Crowdfunding offering will receive Class B Common Stock (non-voting). Investors that invest $50,000 or more through this Regulation Crowdfunding offering will receive Class A Common Stock (voting).

Bonus:

Investments of $1 Million or more will receive 100% bonus shares. For example, an investment of $1,140,000 would result in the purchase of 150,000 shares. With the bonus, investors are given an additional 150,000 shares for a total of 300,000 shares in return for the investment of $1,140,000.

The Minimum Individual Purchase Amount accepted under this Regulation CF Offering is $266. The Company must reach its Target Offering Amount of $9,994.00 by April 25, 2024 (the "Offering Deadline"). Unless the Company raises at least the Target Offering Amount of $9,994.00 under the Regulation CF offering by the Offering Deadline, no securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned.

Risks

Please be sure to read and review the Offering Statement. A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Neither PicMii Crowdfunding nor any of its directors, officers, employees, representatives, affiliates, or agents shall have any liability whatsoever arising from any error or incompleteness of fact or opinion in, or lack of care in the preparation or publication of, the materials and communication herein or the terms or valuation of any securities offering.

The information contained herein includes forward-looking statements. These statements relate to future events or future financial performance and involve known and unknown risks, uncertainties, and other factors that may cause actual results to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties, and other factors, which are, in some cases, beyond the company's control and which could, and likely will materially affect actual results, levels of activity, performance, or achievements. Any forward-looking statement reflects the current views with respect to future events and is subject to these and other risks, uncertainties, and assumptions relating to operations, results of operations, growth strategy, and liquidity. No obligation exists to publicly update or revise these forward-looking statements for any reason or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.



David Zabetakis
CEO
Background

36 years in the energy and industrial infrastructure industries. He has been President and CEO for over 20 years and has served on Boards for 12 years. David's background is focused on transformation, business modeling and go-to-market strategy, new technologies, M&A, manufacturing. David has led private and public companies including Pepco Energy, Tesmec International, Doble Engineering, TechPro, Cascadia Technologies, and GeoDigital International. Over the last decade David has worked in wind, BESS, and hydrogen spaces. David has an MBA and served in the Tactical Air Command of the USAF.



Angelo D'Anzi
Chairman & CTO
Background

Angelo is an Italian entrepreneur co-founder of Arco Technologies Inc, a Fuel cell company located in US and in Italy. Past founder of Arcotronics Fuel Cells (Arcotronics Nissei Group now Kemet Group NYSE: KEM). With more than 23 years' experience in the fuel cell and electrolyzer development, Angelo holds 18 WIPO patents in Vanadium Flow Batteries and Fuel Cells. Angelo has a mechanical engineering background and holds an MBA degree from the LUISS Business School in Rome.



John T. Davis
CSO
Background

John has over 28 years executive level experience in company management, sales and business development. Over the course of the last 20 years, John has worked with a number of flow battery and fuel cell companies including,, RedFlow LTD, Deeya Energy, VRB Power, ReliON Fuel Cells and. John was also instrumental in the standardization of hydrogen fuel cells used as stationary backup power at many telecom sites in the US and the Caribbean. John has a strong engineering background with a B.S. in Electrical and Computer Engineering from Clemson University.



Raggi Andrea
COO
Background

MD in Mechanical engineering at University of Pisa, Executive Master in entrepreneurship at Carnegie Mellon University – Doha Campus, Executive Master in International Business Leadership at University of Genova. Andrea has a background spanning from automotive industry to redox flow batteries to composite material and electronic systems for defense and marine applications. He has been part of Arco Scientific Advisory Board from 2020 to 2022. He has 20 years of experience in: Start-ups Sales and business development Project management.



Davide Biggi
Accounting – Finance
Background

Davide has a long 15 years of experience in corporate finance and treasury management. He has served as CFO and accounting for a multinational group in the naval field in USA and Europe. In his career Davide cover the role of independent financial analyst. In the last 5 years has held the role of CFO in two medium sized companies in the field of shipping and energy. Davide also is work in numerous successful M&A Deals Davide is graduated with honors from the University of Pisa in Corporate Finance and Financial Markets.



Alex Bialetti
EU Sales Director
Background

Alex has a long experience in the Sales management, serving prestigious firm like Fiat Atomobile (now Stellantis), Toyota material handling as sales director. Alessandro commitment is to create the sales structure including the after sales organization. In the last years Alessandro is develop the sales structures of several companies like: Miretti Flame proof equipment (Italy, Milano) Nacco (U.S.) (UK, London) OM-Pimespo (Linde group Deutschland) Alessandro holds a master Degree in Physics and Mathematics.



Jessica Ann
Marketing
Background

Jessica has 15+ years experience in media and marketing, bringing a proven knowledge of creative strategy, communication, and management with an emphasis on high-quality content across all platforms ranging from start-ups to global brands. A world-class creative, Jessica has pioneered new content initiatives at top brands like Bitcoin, Sirius XM Radio, Google, Adobe, Getty Images, and NFT Genius. She spoke at conventions for Google in New York City, SXSW in Austin, and at the Content Marketing Conference in Las Vegas. She is passionate about implementing comprehensive content plans to help drive brand awareness. She has a B.A. from American University and an M.A. from Johns Hopkins University.



Peter Mandurino

Senior R&D scientist

Background

MD in Aeronautical engineering at University of Naples, long expertise in power electronics and electrical systems in different roles within ABB group and specifically R&D projects. Peter has a background spanning from aeronautical hybrid electrical systems, industrial and mobile and powertrains, till development of embedded software for very different applications. Peter is one of the founders in Arco as Senior R&D Scientist. He has more than 20 international patents and almost 30 years of experience in: Engineering, Sales and business development, Project management and as Start-ups CEO.



Thommy Denatale

Software PM

Background

Tommy has more than 10 years of experience in electrical and software design. He has Long experiences in Fuel Cells, Electrolyzer and gas purification systems, developing complex Software and entire equipment for Hydrogen production. Thommy is also expert on safety compliances creating the technical handbook in accordance with the standards roles, including explosive atmosphere Directive. He has experience as Project Manager in the definition and implementation of the executive project and in the development of project plans with budgets, activity planning and resource allocation. Master's Degree in Electronic Engineering.



J.J. Cufalo

Electrolyzer PM

Background

J.J. works in Arco to coordinate the development of electrolyzes and hydrogen refueling stations. Giovanni has more than 10 years of experience in mechanical and process design and in product industrialization processes. He has several experiences in the development of systems and equipment for Fuel Cells, Electrolysers for Hydrogen production and gas purification systems. He has experience as Project Manager in the definition and implementation of the executive project and in the development of project plans with budgets, activity planning and resource allocation. Master's Degree in Chemical Engineering specializing in Electrochemistry.

Virtual Business Pitch   Team   About   Communication Channel   Updates

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Legal Company Name

Arco Technologies

Location

444 Sommerville Avenue
Sommerville, Massachusetts 01143

Number of Employees

12

Incorporation Type

C-Corp

State of Incorporation

Delaware

Date Founded

January 4, 2022

Exhibit C

Subscription Agreement

Arco Technologies Inc. Common Stock Subscription Agreement

The undersigned ("**Subscriber**") hereby tenders this subscription ("**Subscription Agreement**") to Arco Technologies Inc. a Delaware Corporation (the "**Company**"), on the terms and conditions set forth below:

1. <u>Subscription</u>. Subject to the terms and conditions of this Subscription Agreement, Subscriber hereby: (a) subscribes to purchase from the Company the number of shares of Class A Common Stock (Voting) or Class B Common Stock (Non-Voting) of the Company (collectively, the "**Common Stock**") set forth on the signature page of this Subscription Agreement (the "**Shares**"), depending on the total subscription amount; and (b) agrees to pay to the Company, upon Subscriber's execution of this Subscription Agreement, an amount equal to $7.60 per Share (the "**Purchase Price**"), via check, wire transfer, ACH, or Debit/Credit Card to the Company.

- For investments of $50,000 or more, the Subscriber will be issued Class A Common Stock (Voting) Shares.
- For investments less than $50,000, the Subscriber will be issued Class B Common Stock (Non-Voting) Shares.

    a. By executing this Subscription agreement, Subscriber acknowledges that Subscriber has received this Subscription agreement, a copy of the Offering Statement filed with the SEC and any other information required by the Subscriber to make an investment decision.

    b. The aggregate number of Securities sold shall not exceed 657,894 Shares (the "Oversubscription Offering"). The Company may accept subscriptions until April 25, 2024, (the "Offering Deadline"). Provided that subscriptions for 1,315 Shares ($9,994.00 in investments) are received (the "Target Offering Amount"), the Company may elect at any time to close all or any portion of this offering, on various dates at or prior to the Offering Deadline (each a "Closing Date").

2. <u>Acceptance.</u> The Company has the right to accept or reject Subscriber's subscription in its sole and absolute discretion. The subscription will be accepted only when the Company countersigns this Subscription Agreement. Subscriber understands and agrees that, if this Subscription Agreement is accepted, it may not be cancelled, revoked or withdrawn by Subscriber. If this offer to buy Shares is rejected by the Company or is withdrawn by Subscriber in writing prior to acceptance by the Company, such portion of the Purchase Price as has been received by the Company in connection with this Subscription Agreement will be returned to Subscriber without interest, and Subscriber will cease to have any interest in, or rights with respect to, the Shares.

3. Purchase Procedure.

a. Payment. The purchase price for the Securities shall be paid simultaneously with the execution and delivery to the Company of the signature page of this Subscription Agreement, which signature and delivery may take place through digital online means. Subscriber shall deliver a signed copy of this Subscription Agreement, along with payment for the aggregate purchase price of the Securities in accordance with the online payment process established by the intermediary.

b. Escrow arrangements. Payment for the Securities shall be received by Enterprise Bank & Trust (the "Escrow Agent") from the undersigned by transfer of immediately available funds or other means approved by the Company prior to the applicable closing. Upon such Closing, the Escrow Agent shall release such funds to the Company. The undersigned shall receive notice upon Closing.

4. <u>Representations, Warranties and Agreements</u>. Subscriber makes the following representations, warranties, acknowledgments and agreements in order to induce the Company to accept this subscription:

(a) <u>Authorization</u>. Subscriber has full power and authority to enter into this Subscription Agreement, and when executed and delivered by Subscriber, will constitute valid and legally binding obligations of Subscriber, enforceable in accordance with their terms, except as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance and any other laws of general application affecting enforcement of creditors' rights generally, and as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies.

(b) <u>Purchase Entirely for Own Account</u>. This Subscription Agreement is made with Subscriber in reliance upon Subscriber's representation to the Company, which by Subscriber's execution of this Subscription Agreement, Subscriber hereby confirms, that the Shares to be acquired by Subscriber will be acquired for investment for Subscriber's own account, not as a nominee or agent, and not with a view to the resale or distribution of any part thereof, and that Subscriber has no present intention of selling, granting any participation in, or otherwise distributing the same in violation of applicable securities laws. By executing this Subscription Agreement, Subscriber further represents that Subscriber does not presently have any contract, undertaking, agreement or arrangement with any person or entity to sell, transfer or grant participations to such person or entity or to any third person or entity, with respect to any of the Shares. In an entity, Subscriber has not been formed for the specific purpose of acquiring the Shares.

(c) <u>Disclosure of Information</u>. Subscriber and his, her or its attorneys and/or advisors have had an opportunity to obtain information concerning the Company and have had an opportunity to ask questions of and receive answers from authorized representatives of the Company concerning the Company, the offering and sale of the Shares and any other relevant matters pertaining to this investment, and in all instances have been afforded the opportunity to obtain such additional information as necessary to verify the accuracy of the information that was otherwise provided.

Subscriber has read the Offering Statement. Subscriber understands that the Company is subject to all the risks that apply to early-stage companies, whether or not those risks are explicitly set out in the Offering Statement. Subscriber acknowledges that except as set forth herein, no representations or warranties have been made to Subscriber, or to Subscriber's advisors or representative, by the Company or others with respect to the business or prospects of the Company or its financial condition.

(d) <u>Restricted Securities</u>. Subscriber understands that the Shares have not been, and will not be, registered under the Securities Act, by reason of a specific exemption from the registration provisions of the Securities Act which depends upon, among other things, the bona fide nature of the investment intent and the accuracy of Subscriber's representations as expressed herein.

Subscriber understands that the Shares are "restricted securities" under applicable U.S. federal and state securities laws and that, pursuant to these laws, Subscriber must hold the Shares indefinitely unless they are registered with the Securities and Exchange Commission and qualified by state authorities, or an exemption from such registration and qualification requirements is available. Subscriber acknowledges that the Company has no obligation to register or qualify the Shares for resale. Subscriber further acknowledges that if an exemption from registration or qualification is available, it may be conditioned on various requirements including, but not limited to, the time and manner of sale, the holding period for the Shares, and on requirements relating to the Company which are outside of Subscriber's control, and which the Company is under no obligation and may not be able to satisfy.

(e) <u>Illiquidity and Continued Economic Risk</u>. Subscriber acknowledges and agrees that there is no ready public market for the Securities and that there is no guarantee that a market for their resale will ever exist. Subscriber must bear the economic risk of this investment indefinitely and the Company has no obligation to list the Securities on any market or take any steps (including registration under the Securities Act or the Securities Exchange Act of 1934, as amended) with respect to facilitating trading or resale of the Securities. Subscriber acknowledges that Subscriber is able to bear the economic risk of losing Subscriber's entire investment in the Securities. Subscriber also understands that an investment in the Company involves significant risks and has taken full cognizance of and understands all of the risk factors relating to the purchase of Securities.

Subscriber is aware of the adoption of Rule 144 by the Securities and Exchange Commission under the Securities Act, which permits limited public resales of securities acquired in a non-public offering, subject to the satisfaction of certain conditions, including (without limitation) the availability of certain current public information about the issuer, the resale occurring only after the holding period required by Rule 144 has been satisfied, the sale occurring through an unsolicited "broker's transaction," and the amount of securities being sold during any three-month period not exceeding specified limitations. Subscriber acknowledges and understands that the conditions for resale set forth in Rule 144 have not been satisfied and that the Company has no plans to satisfy these conditions in the foreseeable future.

Subscriber agrees that during the one-year period beginning on the date on which it acquired Securities pursuant to this Subscription Agreement, it shall not transfer such Securities except:

(i)   To the Company;
(ii)   To an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act
(iii)   As a part of an offering registered under the Securities At with the SEC; or
(iv)   To a member of the Subscriber's family or the equivalent, to a trust controlled by the Subscriber, to a trust created for the benefit of a member of the family of the Subscriber or equivalent, or in connection with the death or divorce of the Subscriber or other similar circumstance.

(f) <u>No Violations</u>. Subscriber will not sell, transfer, or otherwise dispose of the Shares in violation of this Subscription Agreement, the Securities Act, the Securities 3 Exchange Act of 1934, or the rules promulgated thereunder, including Rule 144 under the Securities Act.

(g) <u>Securities Law Restrictions</u>. Regardless of whether the offering and sale of Shares under this Subscription Agreement have been registered under the Securities Act or have been registered or qualified under the securities laws of any state, the Company at its discretion may impose restrictions upon the sale, pledge or other transfer of the Shares (including the placement of appropriate legends on stock certificates, if any, or the imposition of stop-transfer instructions) if, in the judgment of the Company, such restrictions are necessary or desirable in order to achieve compliance with the Securities Act, the securities laws of any state or any other law.

(h) <u>Rights of the Company</u>. The Company shall not be required to (i) transfer on its books any Shares that have been sold or transferred in contravention of this Subscription Agreement or (ii) treat as the owner of Shares, or otherwise to accord voting, dividend or liquidation rights to, any transferee to whom Shares have been transferred in contravention of this Subscription Agreement.

(i) <u>No Public Market</u>. Subscriber understands that no public market now exists for the Shares, and that the Company has made no assurances that a public market will ever exist for the Shares.

(j) <u>Legends</u>. Subscriber understands that the Shares are issued and issuable in uncertificated form, but that the Members of the Company may authorize the issuance of stock certificates at any time, and if so authorized, such stock certificates representing the Shares will bear such legend as the Members of the Company then determines appropriate, including the following example legend:

"THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 AND HAVE BEEN ACQUIRED FOR INVESTMENT AND NOT WITH A VIEW TO, OR IN CONNECTION WITH, THE SALE OR DISTRIBUTION THEREOF. NO SUCH TRANSFER MAY BE EFFECTED WITHOUT AN EFFECTIVE REGISTRATION STATEMENT RELATED THERETO OR AN OPINION OF COUNSEL IN A FORM SATISFACTORY TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED UNDER THE SECURITIES ACT OF 1933."

(k) <u>Investor Limits</u>. Subscriber is either an accredited investor as defined in Rule 501(a) of Regulation D promulgated under the Securities Act or is investing within their investor limits as defined in 4(a)(6) of Regulation CF.

(l) <u>Speculative Investment</u>. Subscriber is aware that an investment in the Shares is highly speculative and Subscriber could lose his, her or its entire investment and Subscriber's financial condition is such that Subscriber is able to bear the economic risks of investment in the Shares, including the risk of loss of Subscriber's entire investment in the Shares should the Shares become worthless, taking into consideration the limitations on resale of the Shares.

(m) <u>Financial Experience</u>. Subscriber, by reason of his, her or its business or financial experience or by reason of the business or financial experience of his, her or its 4 financial advisor is capable of evaluating the risks and merits of an investment in the Shares and of protecting his, her or its own interests in connection with this investment.

(n) <u>Residence</u>. If Subscriber is an individual, then Subscriber resides in the state identified in the address of Subscriber set forth on the signature page of this Subscription Agreement; if Subscriber is a partnership, corporation, limited liability company or other entity, then the office or offices of Subscriber in which its principal place of business is identified in the address or addresses of Subscriber set forth on the signature page of this Subscription Agreement.

(o) <u>Indemnification</u>. Subscriber agrees to indemnify, defend and hold harmless the Company and its shareholders, directors, officers, employees, agents and representatives from and against all damages, losses, costs and expenses (including reasonable attorneys' fees) which they may incur by reason of the failure of Subscriber to fulfill any of the terms or conditions of this Subscription Agreement, or by reason of or attributable to any breach of the representations and warranties made by Subscriber herein, or in any document provided by Subscriber to the Company or the fact that any of such representations and warranties or acknowledgments and understandings set forth herein or therein are untrue or without adequate factual basis to be considered true and not misleading.

(p) <u>Choice of Law</u>. This Subscription Agreement, its construction and the determination of any rights, duties or remedies of the parties arising out of, or relating to, this Subscription Agreement shall be governed by the internal laws of the State of Delaware.

(q) <u>Entire Agreement</u>. The terms of this Subscription Agreement are intended by the parties as the final expression of their agreement with respect to the terms included in this Subscription Agreement and may not be contradicted by evidence of any prior or contemporaneous agreement, arrangement, understanding, representations, warranties, covenants, or negotiations (whether oral or written).

(r) <u>No Waiver</u>. No waiver or modification of any of the terms of this Subscription Agreement shall be valid unless in writing. No waiver of a breach of, or default under, any provision of this Subscription Agreement shall be deemed a waiver of such provision or of any subsequent breach or default of the same or similar nature or of any other provision or condition of this Subscription Agreement.

(s) <u>Counterparts</u>. This Subscription Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

(t) <u>Electronic Execution</u>. A signed copy of this Subscription Agreement, including in Portable Digital Format (.pdf) or other digital format, delivered by facsimile, e-mail or other means 5 of electronic transmission shall be deemed to have the same legal effect as delivery of an original signed copy of this Subscription Agreement.

(u) <u>Expenses</u>. Each party shall pay all of the costs and expenses that it incurs with respect to the negotiation, execution, delivery, and performance of this Subscription Agreement.

(v) <u>Survival</u>. All representations, warranties and covenants contained in this Subscription Agreement shall survive acceptance of the subscription.

(w) <u>Gender and Number</u>. Terms used in this Subscription Agreement in any gender or in the singular or plural include other genders and the plural or singular, as the context may require. If Subscriber is an entity, all reference to "him" and "his" or "her" and "hers" shall be deemed to include "it" or "its" and vice versa.

(x) <u>Foreign Investors.</u> If Subscriber is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), Subscriber hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Securities or any use of this Subscription Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Securities, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of Securities. Subscriber's subscription and payment for and continued beneficial ownership of the Securities will not violate any applicable securities or other laws of the Subscriber's jurisdiction.

Subscriber maintains Subscriber's domicile (and is not a transient or temporary resident) at the address shown on the signature page.

Arco Technologies Inc.

SUBSCRIPTION AGREEMENT SIGNATURE PAGE

The undersigned, desiring to purchase Equity of Arco Technologies Inc. by executing this signature page, hereby executes, adopts and agrees to all terms, conditions and representations of the Subscription Agreement.

The Securities being subscribed for will be owned by, and should be recorded on the Corporation's books as follows:

Full legal name of Subscriber (including middle name(s), for individuals):

(Name of Subscriber)

By:
(Authorized Signature)

(Official Capacity or Title, if the Subscriber is not an individual)

(Name of individual whose signature appears above if different than the name of the Subscriber printed above.)

(Subscriber's Residential Address, including Province/State and Postal/Zip Code)

Taxpayer Identification Number

(Telephone Number)

(Offline Investor)
(E-Mail Address)

Number of securities: **Equity**
Aggregate Subscription Price: **$0.00 USD**

TYPE OF OWNERSHIP:

If the Subscriber is individual:

If the Subscriber is not an individual:

☐ Individual

☐ Joint Tenant

☐ Tenants in Common

☐ Community Property

If interests are to be jointly held:

Name of the Joint Subscriber:

Social Security Number of the Joint Subscriber:

Check this box if the securities will be held in a custodial account: ☐

Type of account:

EIN of account:

Address of account provider:

ACCEPTANCE

The Corporation hereby accepts the subscription as set forth above on the terms and conditions contained in this Subscription Agreement.

Dated as of

Arco Technologies Inc.

By:

Authorized Signing Officer

U.S. INVESTOR QUESTIONNAIRE

EITHER (i) The undersigned is an accredited investor (as that term is defined in Regulation D under the Securities Act because the undersigned meets the criteria set forth in the following paragraph(s) of the U.S Investor Questionnaire attached hereto): ☐

OR (ii) The aggregate subscription price of 0.00 USD (together with any previous investments in the Securities pursuant to this offering) does not exceed the Investor's limit of 0.00 in this offering, not the Investor's total limit for investment in offerings under rule Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months.

Aggregate subscription price invested in this offering: 0.00 USD

The Investor either has ☐ or has not ☐ invested in offerings under Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months prior to this offering. If yes, the total amount the Investor has invested in offerings under Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months prior to this offering is: USD

The Investor's investment limit for this offering is: 0.00USD

The Investor's investment limit for all offerings under Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months, including this offering is: 0.00USD

The Investor's net worth (if not an accredited investor): USD

The Investor's income (if not an accredited investor): USD

If selected (i) above, the Investor hereby represents and warrants that that the Investor is an Accredited Investor, as defined by Rule 501 of Regulation D under the Securities Act of 1933, and Investor meets at least one (1) of the following criteria (initial all that apply) or that Investor is an unaccredited investor and meets none of the following criteria (initial as applicable):

☐A bank, as defined in Section 3(a)(2) of the U.S. Securities Act;
a savings and loan association or other institution as defined in Section 3(a)(5)(A) of the U.S. Securities Act, whether acting in its individual or fiduciary capacity;
a broker or dealer registered pursuant to Section 15 of the United States Securities Exchange Act of 1934; An insurance company as defined in Section 2(a)(13) of the U.S. Securities Act; An investment company registered under the United States Investment Company Act of 1940; or A business development company as defined in Section 2(a)(48) of that Act; a Small Business Investment Company licensed by the U.S. Small Business Administration under Section 301 (c) or (d) of the United States Small Business Investment Act of 1958;A plan established and maintained by a state, its political subdivisions or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, if such plan has total assets in excess of US$5,000,000; or an employee benefit plan within the meaning of the United States Employee Retirement Income Security Act of 1974, as amended, in which the investment decision is made by a plan fiduciary, as defined in Section 3(21) of such Act, which is either a bank, savings and loan association, insurance company or registered investment adviser, or an employee benefit plan with total assets in excess of U.S. $5,000,000 or, if a self directed plan, with investment decisions made solely by persons that are Accredited Investors;

☐A private business development company as defined in Section 202(a)(22) of the Investment Advisers Act of 1940;

☐The Investor is either (i) a corporation, (ii) an organization described in Section 501(c)(3) of the Internal Revenue Code, (iii) a trust, or (iv) a partnership, in each case not formed for the specific purpose of acquiring the securities offered, and in each case with total assets in excess of US$5,000,000;

☐ a director, executive officer or general partner of the issuer of the securities being offered or sold, or any director, executive officer, or general partner of a general partner of that issuer;

☐ The Investor is a natural person (individual) whose own net worth, taken together with the net worth of the Investor's spouse or spousal equivalent, exceeds US$1,000,000, excluding equity in the Investor's principal residence unless the net effect of his or her mortgage results in negative equity, the Investor should include any negative effects in calculating his or her net worth;

☐ The Investor is a natural person (individual) who had an individual income in excess of US$200,000 (or joint income with the Investor spouse or spousal equivalent in excess of US$300,000) in each of the two previous years and who reasonably expects a gross income of the same this year;

☐ A trust, with total assets in excess of US$5,000,000, not formed for the specific purpose of acquiring the securities offered, whose purchase is directed by a sophisticated person as described in Rule 506(b)(2)(ii) of the U.S. Securities Act;

☐ The Investor is an entity as to which all the equity owners are Accredited Investors. If this paragraph is initialed, the Investor represents and warrants that the Investor has verified all such equity owners' status as an Accredited Investor.

☐ a natural person who holds one of the following licenses in good standing: General Securities Representative license (Series 7), the Private Securities Offerings Representative license (Series 82), or the Investment Adviser Representative license (Series 65);

☐ An investment adviser registered pursuant to Section 203 of the Investment Advisers Act of 1940 or registered pursuant to the laws of a state; or

☐ An investment adviser relying on the exemption from registering with tthe SEC under Section 203(l) or (m) of the Investment Advisers Act of 1940; or

☐ A rural business investment company as defined in Section 384A of the Consolidated Farm and Rural Development Act;

☐ An entity, of a type not listed herein, not formed for the specific purpose of acquiring the securities offered, owning investments in excess of $5,000,000;

☐ A "family office," as defined in Rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940 (17 CFR 275.202(a)(11)(G)-1):
(i) With assets under management in excess of $5,000,000,
(ii) That is not formed for the specific purpose of acquiring the securities offered, and
(iii) Whose prospective investment is directed by a person who has such knowledge and experience in financial and business matters that such family office is capable of evaluating the merits and risks of the prospective investment;

☐ A "family client," as defined in rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940 (17 CFR 275.202(a)(11)(G)-1)), of a family office meeting the requirements in category 23 above and whose prospective investment in the issuer is directed by such family office as referenced above;

☐ A natural person who is a "knowledgeable employee," as defined in rule 3c-5(a)(4) under the Investment Company Act of 1940 (17 CFR 270.3c-5(a)(4)), of the issuer of the securities being offered or sold where the issuer would be an investment company, as defined in Section 3 of such Act, but for the exclusion provided by either Section 3(c)(1) or Section 3(c)(7) of such Act;

☐ A corporation, Massachusetts or similar business trust, limited liability company or partnership, not formed for the specific purpose of acquiring the securities, with total assets of more than US$5 million; or

☐ The Investor is not an Accredited Investor and does not meet any of the above criteria.

DATED:

INVESTOR: (Print Full Name of Entity or Individual)

By:

      (Signature)

Name:

(If signing on behalf of entity)

Title:

(If signing on behalf of entity)

<u>INTERNATIONAL INVESTOR CERTIFICATE</u>

FOR SUBSCRIBERS RESIDENT OUTSIDE OF CANADA AND THE UNITED STATES

TO: **Arco Technologies Inc.** (the "**Corporation**")

The undersigned (the **"Subscriber"**) represents covenants and certifies to the Corporation that:

i. the Subscriber (and if the Subscriber is acting as agent for a disclosed principal, such disclosed principal) is not resident in Canada or the United States or subject to applicable securities laws of Canada or the United States;

ii. the issuance of the securities in the capital of the Corporation under this agreement (the "**Securities**") by the Corporation to the Subscriber (or its disclosed principal, if any) may be effected by the Corporation without the necessity of the filing of any document with or obtaining any approval from or effecting any registration with any governmental entity or similar regulatory authority having jurisdiction over the Subscriber (or its disclosed principal, if any);

iii. the Subscriber is knowledgeable of, or has been independently advised as to, the applicable securities laws of the jurisdiction which would apply to this subscription, if there are any;

iv. the issuance of the Securities to the Subscriber (and if the Subscriber is acting as agent for a disclosed principal, such disclosed principal) complies with the requirements of all applicable laws in the jurisdiction of its residence;

v. the applicable securities laws do not require the Corporation to register the Securities, file a prospectus or similar document, or make any filings or disclosures or seek any approvals of any kind whatsoever from any regulatory authority of any kind whatsoever in the international jurisdiction;

vi. the purchase of the Securities by the Subscriber, and (if applicable) each disclosed beneficial subscriber, does not require the Corporation to become subject to regulation in the Subscriber's or disclosed beneficial subscriber's jurisdiction, nor does it require the Corporation to attorn to the jurisdiction of any governmental authority or regulator in such jurisdiction or require any translation of documents by the Corporation;

vii. the Subscriber will not sell, transfer or dispose of the Securities except in accordance with all applicable laws, including applicable securities laws of Canada and the United States, and the Subscriber acknowledges that the Corporation shall have no obligation to register any such purported sale, transfer or disposition which violates applicable Canadian or United States securities laws; and

viii. the Subscriber will provide such evidence of compliance with all such matters as the Corporation or its counsel may request.

The Subscriber acknowledges that the Corporation is relying on this certificate to determine the Subscriber's suitability as a purchaser of securities of the Corporation. The Subscriber agrees that the representations, covenants and certifications contained to this certificate shall survive any issuance of Securities and warrants of the Corporation to the Subscriber.

The statements made in this Form are true and accurate as of the date hereof.

DATED:

INVESTOR: (Print Full Name of Entity or Individual)

                                             By:

                                             (Signature)

                                             Name:

                                             (If signing on behalf of entity)

                                             Title:

                                             (If signing on behalf of entity)

AML Certificate

By executing this document, the client certifies the following:

If an Entity:
1. I am the of the Entity, and as such have knowledge of the matters certified to herein;

2. the Entity has not taken any steps to terminate its existence, to amalgamate, to continue into any other jurisdiction or to change its existence in any way and no proceedings have been commenced or threatened, or actions taken, or resolutions passed that could result in the Entity ceasing to exist;

3. the Entity is not insolvent and no acts or proceedings have been taken by or against the Entity or are pending in connection with the Entity, and the Entity is not in the course of, and has not received any notice or other communications, in each case, in respect of, any amalgamation, dissolution, liquidation, insolvency, bankruptcy or reorganization involving the Entity, or for the appointment of a receiver, administrator, administrative receiver, trustee or similar officer with respect to all or any of its assets or revenues or of any proceedings to cancel its certificate of incorporation or similar constating document or to otherwise terminate its existence or of any situation which, unless remedied, would result in such cancellation or termination;

4. the Entity has not failed to file such returns, pay such taxes, or take such steps as may constitute grounds for the cancellation or forfeiture of its certificate of incorporation or similar constating document;

5. **if required, the documents uploaded to the DealMaker portal** are true certified copies of the deed of trust, articles of incorporation or organization, bylaws and other constating documents of the Entity including copies of corporate resolutions or by-laws relating to the power to bind the Entity;

6. The Client is the following type of Entity:

7. The names and personal addresses as applicable for the entity in **Appendix 1** are accurate.

All subscribers:

DealMaker Account Number: (Offline Investor)

If I elect to submit my investment funds by an electronic payment option offered by DealMaker, I hereby agree to be bound by DealMaker's Electronic Payment Terms and Conditions (the "Electronic Payment Terms"). I acknowledge that the Electronic Payment Terms are subject to change from time to time without notice. Notwithstanding anything to the contrary, an electronic payment made hereunder will constitute unconditional acceptance of the Electronic Payment Terms, and by use of the credit card or ACH/EFT payment option hereunder, I: (1) authorize the automatic processing of a charge to my credit card account or debit my bank account for any and all balances due and payable under this agreement; (2) acknowledge that there may be fees payable for processing my payment; (3) acknowledge and agree that I will not initiate a chargeback or reversal of funds on account of any issues that arise pursuant to this investment and I may be liable for any and all damages that could ensue as a result of any such chargebacks or reversals initiated by myself.

DATED:

INVESTOR: (Print Full Name of Investor)

                                                             By:

                                                                 (Signature)

                                                             Name of Signing Officer (if Entity):

                                                             Title of Signing Officer (if Entity):

Appendix 1 - Subscriber Information

For the Subscriber and Joint Holder (if applicable)

Name	Address	Date of Birth (if an Individual)	Taxpayer Identification Number

For a Corporation or entity other than a Trust (Insert names and addresses below or attach a list)

1. One Current control person of the Organization:

Name	Address	Date of Birth	Taxpayer Identification Number

2. Unless the entity is an Estate or Sole Proprietorship, list the Beneficial owners of, or those exercising direct or indirect control or direction over, more than 25% of the voting rights attached to the outstanding voting securities or the Organization:

Name	Address	Date of Birth	Taxpayer Identification Number

For a Trust (Insert names and addresses or attach a list)

1. Current trustees of the Organization:

Name	Address	Date of Birth	Taxpayer Identification Number

Exhibit D

Articles of Incorporation (See attachment to Form C)

Exhibit E

Bylaws (See attachment to Form C)